AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1999
                                                 REGISTRATION NO. ______________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------


                            EMPYREAN BIOSCIENCE, INC.
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


         NEVADA                        5122                     83-0212682
------------------------   ----------------------------   ----------------------
(State of Incorporation)   (Primary Standard Industrial      (I.R.S. Employer
                            Classification Code Number)   Identification Number)


                     2238 West Lone Cactus Drive, Suite 200
                           Phoenix, Arizona 85027-2613
                                 (623) 879-6935
    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)


                                Stephen D. Hayter
                 Director, President and Chief Executive Officer
                     2238 West Lone Cactus Drive, Suite 200
                           Phoenix, Arizona 85027-2613
                                 (623) 879-6935
       -------------------------------------------------------------------
       (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)


  COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

                                Steven D. Pidgeon
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                             Phoenix, Arizona 85008
                                 (602) 382-6000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE

================================================================================
   TITLE OF                          PROPOSED
 EACH CLASS OF                       MAXIMUM
  SECURITIES                        AGGREGATE                         AMOUNT OF
     TO BE                           OFFERING                       REGISTRATION
  REGISTERED                          PRICE                              FEE
--------------------------------------------------------------------------------
 Common Stock,
$.001 par value                   $23,458,393(1)                      $6,521.43
================================================================================

     (1) Estimated under Rule 457(f)(1) solely for the purpose of calculating the amount of registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                 [COMPANY LOGO]

                         ANNUAL MEETING OF STOCKHOLDERS

                            EMPYREAN BIOSCIENCE, INC.

WE ARE MOVING TO NEVADA AND REGISTERING OUR SHARES:

     We develop microbicidal products and currently market and distribute a hand sanitizer and antiseptic skin protectant. We are reincorporating from Wyoming to Nevada and in the process are registering all of our common stock shares under the federal securities laws.

     We cannot complete the reincorporation unless stockholders holding a majority of our outstanding common stock approve the merger of our Wyoming and Nevada companies. We have scheduled an annual meeting for our stockholders to vote on the merger.

WE ARE ELECTING DIRECTORS:

     We also plan to elect five directors each to serve a one year term.

     Whether or not you plan to attend our meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, we will count your proxy as a vote in favor of the merger proposal submitted at the meeting and for each of the director nominees identified in this document. Failure to return your proxy card or vote in person at the meeting will effectively result in a vote against the merger.

                          YOUR VOTE IS VERY IMPORTANT.

     The date, time and place of the meeting are as follows:

DATE:    October 15, 1999

TIME:    10:00 a.m., Local Time

PLACE:   2238 West Lone Cactus Drive, Suite 200
         Phoenix, Arizona 85027-2613

     This Joint Proxy Statement/Prospectus provides you with detailed information about the proposed merger and election of directors, as well as information about us. We encourage you to read this entire document carefully.

/s/ Stephen D. Hayter

Stephen D. Hayter
Director, President, and Chief Executive Officer
Empyrean Bioscience, Inc.

WE URGE YOU TO CONSIDER THE RISKS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS JOINT PROXY STATEMENT/PROSPECTUS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE EMPYREAN BIOSCIENCE, INC. COMMON STOCK WE ARE ISSUING IN THE MERGER OR HAS DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Joint Proxy Statement/Prospectus dated __________, 1999 and first mailed to stockholders on ___________, 1999.

                            EMPYREAN BIOSCIENCE, INC.
                     2238 WEST LONE CACTUS DRIVE, SUITE 200
                           PHOENIX, ARIZONA 85027-2613
                                   ----------
                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 15, 1999
                                   ----------

Dear Stockholder:

     We will hold an annual meeting of stockholders on October 15, 1999, at 10:00 a.m. local time, at 2238 West Lone Cactus Drive, Suite 200, Phoenix, Arizona 85027-2613. We are holding the meeting for the following purposes:

     (a) To approve reincorporation to Nevada through a merger between our Nevada and Wyoming companies.

     (b) To elect five directors, each to serve for a one year term; and

     (c) To transact other business that may properly come before the annual meeting.

     These items are more fully described in the enclosed joint proxy statement/prospectus.

     You may vote at the meeting if you are a stockholder of record at the close of business on ___________________, 1999.

     If you are entitled to vote, you may dissent from the adoption of the merger agreement. We have attached a copy of the merger agreement as Annex A and the dissenters' rights statute as Annex B.

     We have enclosed a proxy card to assist you in the voting process. We look forward to seeing you on October 15, 1999.


                             YOUR VOTE IS IMPORTANT.

                                        By Order of the Board of Directors:



                                        Secretary

Phoenix, Arizona
                  , 1999
-----------------

     TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

                   SUBJECT TO COMPLETION, DATED JULY 30, 1999

     THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO ONE MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                            EMPYREAN BIOSCIENCE, INC.

                        27,926,659 Shares of Common Stock

We develop microbicidal products and currently market and distribute a hand sanitizer and antiseptic skin protectant. We are moving to Nevada and in the process are registering your shares. We will become a public reporting company.

Our common stock is traded on the OTC Bulletin Board and is not listed on any exchange or on NASDAQ. The last reported price of our common stock was $0.84 on July 28, 1999.

                                   ----------

     Before making an investment in our securities, you should carefully consider certain risks described in "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                                 , 1999
                              -------------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

SUMMARY  ..................................................................    2

RISK FACTORS...............................................................    4

OUR ANNUAL MEETING.........................................................   13

MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................   27

BUSINESS ..................................................................   33

EXECUTIVE COMPENSATION.....................................................   49

SECURITY OWNERSHIP OF CERTAIN
  BENEFICIAL OWNERS AND MANAGEMENT.........................................   50

DESCRIPTION OF OUR CAPITAL STOCK...........................................   51

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................   53

LEGAL MATTERS..............................................................   54

EXPERTS  ..................................................................   54

WHERE YOU CAN FIND MORE INFORMATION........................................   54

                                     SUMMARY

     THIS SUMMARY CONTAINS BASIC INFORMATION ABOUT US AND OUR REINCORPORATION. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT AND THE DOCUMENTS TO WHICH WE HAVE REFERRED YOU.

OUR BUSINESS

     We develop products that prevent sexually transmitted diseases known as microbicidal products. We currently market and distribute a hand sanitizer and antiseptic skin protectant. We have licensing rights to a spermicidal gel and a hand sanitizer and antiseptic skin protectant, and are developing a line of related products such as an antiseptic surface spray and baby wipes.

REINCORPORATING IN NEVADA

     We are reincorporating in Nevada and in the process are registering your shares. We are currently a Wyoming company. The management of our new Nevada company will be identical to the current management of our Wyoming company. The reincorporation will not affect our ongoing business. We are reincorporating because we believe that Nevada has a more stable, modern and flexible corporate law than Wyoming. We are registering your shares to facilitate secondary trading of your shares and ongoing disclosure to our stockholders. You will receive one share of our Nevada company for every share of the current Wyoming company and a warrant or option for every warrant or option you currently own.

ELECTION OF DIRECTORS

     We are electing five directors for a one year term. The five directors are Stephen D. Hayter, Raymond E. Dean, Andrew J. Fishleder, M.D., Robert G.J. Burg II and Michael Cicak.

VOTES REQUIRED

     To approve the merger, a majority of the outstanding shares of our common stock must vote in favor of the merger proposal. To approve the election of a director a plurality of votes must be cast for that director. As of July 8, 1999, our directors, executive officers, and their affiliates owned approximately 4% of our outstanding common stock entitled to vote (excluding shares issuable upon exercise of the warrants or options held by them).

DISSENTERS' RIGHTS

     Our stockholders may dissent from the merger and receive the "fair value" of their common stock. Wyoming law requires each dissenting stockholder to meet strict requirements to dissent properly. You should consult your legal advisor for a full understanding of your right to dissent. We have attached as Annex B a copy of the Wyoming statute that provides for your appraisal rights, including the procedures that must be followed by you to properly exercise these rights.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

We have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations, including the cost savings from the merger and market opportunities for our current and planned products. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should understand that factors identified in the section of this document titled "Risk Factors" could affect our future financial results and stock price, in addition to those factors discussed elsewhere in this joint proxy statement/prospectus, and could cause results to differ materially from those expressed in our forward-looking statements.

                        SUMMARY HISTORICAL FINANCIAL DATA

                                                 Years Ended December 31,      Three-Months Ended March 31,
                                               ----------------------------    ----------------------------
                                                                                       (unaudited)
                                                   1997            1998            1998           1999
                                                   ----            ----            ----           ----
SELECTED CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
Net sales ..................................   $     13,018    $      9,815    $         --    $     52,510
Cost of sales ..............................          2,623           3,436              --          17,023
     Gross profit ..........................         10,395           6,379              --          35,487
Research and development ...................        137,349          31,425           1,980           5,000
Selling, general and administrative
  expenses..................................      1,875,020       2,360,536         492,662       1,653,600
Write-down of inventory ....................        458,800          28,516              --              --
Write-down of receivables ..................        105,000              --              --              --
     Operating loss ........................     (2,565,774)     (2,414,098)       (494,642)     (1,623,113)
Other income (expense), net ................        (29,772)       (180,782)          3,945         (37,379)
Net loss ...................................     (2,595,546)     (2,594,880)       (490,697)     (1,660,492)
Net loss per share .........................          (0.14)          (0.11)          (0.03)          (0.06)
Weighted average shares outstanding ........     18,213,790      22,883,937      18,736,133      26,812,156

                                                   At December 31, 1998              At March 31, 1999
                                                   --------------------              -----------------
SELECTED CONSOLIDATED BALANCE SHEET DATA:
Cash .......................................          $     62,793                     $     81,104
Working capital ............................              (182,030)                        (761,198)
Total assets ...............................               313,825                          560,762
Long term obligations ......................                    --                               --
Stockholders' equity .......................              (124,908)                        (705,361)

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO VOTE ON OUR MERGER AND REINCORPORATION.

RISKS RELATING TO THE MERGER:

FAILURE TO CONSUMMATE THE MERGER WILL PREVENT OR DELAY OUR EFFORTS TO BECOME A REPORTING COMPANY UNDER THE EXCHANGE ACT

     The primary purpose of the merger is to reincorporate Empyrean into Nevada and to satisfy the registration requirements of the Securities Exchange Act of 1934. The benefits of registering under the Exchange Act include possibly reducing or eliminating the trading restrictions associated with the stock of non-reporting companies, improving our chances to eventually list our common stock on NASDAQ, and enhancing our ability to raise capital in the future. If the merger is not consummated for any reason, Empyrean's shareholders will be prevented or delayed from realizing these benefits and will continue to own securities in a non-reporting company. Because a number of factors that may affect the merger are not within our control, we cannot assure you that the merger will be consummated.

REINCORPORATING IN NEVADA MAY RESTRICT SHAREHOLDERS' RIGHTS WHICH MAY NEGATIVELY IMPACT THE STOCK PRICE

     If the merger is consummated, Empyrean will become a Nevada corporation subject to the corporation laws of that state, which are different than the corporate laws of Wyoming where Empyrean currently is incorporated. As a result, our shareholders may lose some rights they would have been entitled to under Wyoming law or become subject to some obligations they were not subject to under Wyoming law. In addition, under Nevada law and Empyrean's new articles of incorporation and bylaws, it may be more difficult or less advantageous for another person or entity to attempt or complete a hostile acquisition of Empyrean. All of these factors may have a negative impact on our stock price.

EMPYREAN MAY ISSUE PREFERRED STOCK WITH RIGHTS AND PREFERENCES SENIOR TO THOSE OF COMMON STOCK IF THE MERGER IS SUCCESSFUL

     If the merger is completed, Empyrean will be governed by articles of incorporation substantially in the form attached to this prospectus as Exhibit 3.1(a). These new articles of incorporation, unlike Empyrean's existing articles, contain a provision providing for serial or "blank check" preferred stock. This provision will enable Empyrean's Board of Directors, without a vote of its common stockholders, to issue separate classes or series of preferred stock with rights and preferences that may be senior to those of its common stock with respect to voting, dividends, rights upon liquidation, dissolution or acquisition, and redemption. As a result, preferred stock may be issued that could adversely affect the economic or voting rights of Empyrean's common stockholders and the common stockholders will not be permitted to vote on this matter.

RISKS RELATING TO EMPYREAN'S BUSINESS:

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL TO FUND OUR OPERATIONS

     We will need significant additional capital in the near future, and we cannot assure you that funding of our operations will be available on favorable terms, if at all. If adequate funds are not available, we may be required to cut back or discontinue one or more of our product development, marketing or distribution programs or plans, reduce operating expenses, or attempt to obtain funds through strategic alliances that may require us to relinquish rights to one or more of our technologies or products.

     Our future capital requirements will depend on many factors, including:

     *    the  progress  of  our  product  development,   sales,  marketing  and
          distribution efforts;

     *    the scope and results of clinical trials related to our products;

     *    the progress in filing for and obtaining regulatory approvals;

     *    the rate of technological advances;

     *    the market acceptance of our products;

     *    the levels of administrative and legal expenses; and

     *    competitive products.

     In addition, future financing may be increasingly difficult to obtain due to our limited operating history and results, the level of risk associated with our business and business plans, increases in our vulnerability to general economic conditions, and increased stockholder dilution. Additional debt financing, if available, may have several negative effects on our future operations including:

     * a portion of our cash flow from operations will be dedicated to payment of principal and interest and this would reduce the funds available for operations and capital expenditures;

     * increased debt burdens will substantially increase our vulnerability to adverse changes in general economic and competitive conditions; and

     * we may be subject to restrictive debt covenants and other conditions in our debt instruments that may limit our capital expenditures, limit our expansion or future acquisitions, and restrict our ability to pursue our business strategies.

     Additional equity financing will lead to increased dilution to stockholders.

ONE OF OUR PRIMARY LICENSES MAY BE ADVERSELY AFFECTED BY CURRENT LITIGATION AND WE COULD LOSE A PORTION OF OUR RIGHTS TO MAKE OR SELL OUR PRIMARY PRODUCTS

     A third party claims a prior licensing and marketing right which could materially adversely affect our rights to license and market our product and future products developed by us. Geda, our licensor, has filed a suit against the third party seeking a declaratory judgment that the third party has no rights in the product line, but we cannot assure you that it will succeed. If Geda does not succeed, we may not be able to market and sell our current product in the same manner in which we currently are marketing and selling.

WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE

     We expect to incur a net loss at least through the end of 1999. We have incurred a net loss in each year of our existence. We incurred operating losses of $2,007,172, $2,595,546, and $2,594,880 for the years 1996, 1997 and 1998, respectively, and $1,660,492 in the quarter ending March 31, 1999. We cannot assure you that we will ever make a profit. Such losses are due in part to expenses associated with our sales and marketing, overhead, research and development, and regulatory compliance. As a result, our accumulated deficit has increased from $12,628,792 at December 31, 1996 to $19,479,710 at March 31, 1999.

EXISTING OR POTENTIAL MARKETS MAY NOT ACCEPT OUR PRODUCTS

     Our success depends significantly on obtaining and increasing penetration of existing and new markets and the acceptance of our products in these markets. We cannot assure you that any of our products will achieve or maintain market acceptance or that we will be successful in increasing our market share with respect to any of our current products. Market acceptance will depend, in large part, upon our ability to educate health care providers and other institutional or consumer end users as to the distinctive characteristics and benefits of our products. Failure of some or all of our preventative products to achieve significant market acceptance could have a material adverse effect on our business, financial condition, and results of operations.

WE HAVE LIMITED SALES, MARKETING AND DISTRIBUTION CAPABILITIES AND RELY EXTENSIVELY ON THIRD PARTIES TO MARKET AND DISTRIBUTE OUR PRODUCTS

     We rely extensively on third party marketing and distribution companies and have little internal capabilities in these areas. Accordingly, our ability to effectively market and distribute our products is dependent in large part on the strength and financial condition of others, the expertise and relationships of our distributors and marketers with customers and the interest of these parties in selling and marketing our products. Our marketing and distribution parties also market and distribute the products of other companies. Our failure to generate substantial sales through our distributors would have a material adverse effect on our business, financial condition and results of operations. If our relationships with our third party marketing and distribution partners were to terminate we would need to either develop alternative relationships or develop our own internal sales and marketing forces to continue to sell our products. Even if we were able to develop these capabilities internally, these efforts would require significant cash and other resources that would be diverted from other uses (if available at all) and could cause delays or interruptions in our product supply to customers, which could result in the loss of significant sales or customers.

WE HAVE NO INTERNAL MANUFACTURING CAPABILITY AND DEPEND HEAVILY UPON THIRD PARTY SUPPLIERS

     We have a single contract manufacturer for our current product who purchases raw materials used in the manufacture of our product from various suppliers. There can be no assurance that our contract manufacturer or any of our suppliers will be able to supply our product in a timely or cost effective manner or in accordance with applicable regulatory requirements or our specifications. In 1999, we do not anticipate that we will be able to establish additional or replacement suppliers and manufacturers for this product. A delay or interruption in the supply of these components or finished products would significantly impair our ability to compete and would have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO INTENSE COMPETITION AND PRICING PRESSURES FROM SUBSTANTIALLY LARGER COMPETITORS

     The consumer products industry in which we compete is intensely competitive. Among our more significant competitors are large and well established companies, including the Dial Corporation, GoJo Industries, Colgate-Palmolive Company, Reckitt & Coleman, Inc., and others. All of these companies have significantly greater financial resources than us and are willing to commit significant resources to protecting their market shares or to capture market share. As a result, it will be difficult for us to successfully capture market share from these competitors, promote and advertise our products effectively against the products of these competitors, and develop product innovations in response to market demands and opportunities. There can be no assurance that we will be able to successfully compete against these companies, even if our products have recognized superior qualities.

     In addition, consumer products, particularly those that we offer or plan to offer, are subject to significant price competition. From time to time, we may need to engage in price cutting initiatives for some of our products to respond to competitive and consumer pressures. Our failure to increase sales volumes as a result of price reductions could have a material adverse affect on our financial performance.

WE DEPEND ON KEY EMPLOYEES FOR OUR SUCCESS AND THE LOSS OF OUR KEY EMPLOYEES COULD LIMIT OUR SUCCESS

     Our future success will depend in large part on our ability to attract and retain highly qualified managerial and technical personnel. The competition for qualified personnel in our industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain necessary personnel. We are presently highly dependent upon the efforts of Mr. Stephen D. Hayter, a Director and the President and Chief Executive Officer of our company and Mr. Raymond E. Dean, our Chief Operations Officer and a Director. The loss of the services of Mr. Hayter or Mr. Dean could have a material adverse effect on our business and prospects. We do not have a "key man" life insurance policy on the lives of either Mr. Hayter or Mr. Dean.

GOVERNMENT REGULATION OF OUR PRODUCTS MAY PREVENT US FROM LAUNCHING OR SELLING THE PRODUCT OR MAY RESULT IN DELAYS IN LAUNCHING OR SELLING PRODUCTS, MAY LIMIT PRODUCT CLAIMS WE CAN MAKE AND CAN SIGNIFICANTLY INCREASE OUR COSTS

     The testing, manufacture, labeling, distribution, advertising, marketing, and sale of our products is subject to extensive international and domestic regulation. To sell some or all of our drug products within the United States, we will have to obtain premarket approval from the Food and Drug Administration. The FDA approval process is expensive, time consuming, and uncertain, and we cannot assure you that our products will obtain FDA approval on a timely basis, if at all. Foreign regulatory requirements differ from jurisdiction to jurisdiction. We cannot assure you that we will have sufficient resources to complete the required testing and regulatory review process for our products currently under development. In addition, approvals that have been or may be granted are subject to continual review, and later discovery of previously unknown problems may result in product labeling restrictions or withdrawal of products from the market. In addition, we may be restricted or prohibited from making certain product claims that may limit our ability to successfully market our products or reduce the prices that consumers are willing to pay for our products.

     Most over-the-counter ("OTC") drug products marketed in the United States are not subjected to the Federal Food, Drug, and Cosmetic Act's (the "Food and Drug Act") premarket approval requirements. In 1972, the FDA instituted the ongoing OTC Drug Review to evaluate the safety and effectiveness of OTC drugs then on the market. Through this process, the FDA issues monographs (regulations) that set forth the specific active ingredients, dosages, indications and labeling statements for OTC drugs that the FDA will consider generally recognized as safe and effective and not misbranded and therefore not subject to premarket approval. For certain categories of OTC drugs not yet subject to a final regulation, the FDA usually will not take regulatory action against such a product unless failure to do so poses a potential health hazard to consumers. OTC drugs not covered by proposed or final OTC regulations, however, are subject to premarket review and approval by the FDA through the new drug application ("NDA") or abbreviated NDA process.

     The active ingredient in our hand sanitizer and antiseptic skin protectant product, benzalkonium chloride, is included in the FDA's proposed regulation for OTC first aid antiseptic drug products, but with different claims than ours. There can be no assurance that benzalkonium chloride will be included in the final regulation or that the permitted claims will be the same as ours. Further, the FDA declined to include benzalkonium chloride in its proposed regulation for health care antiseptic drug products, which include antiseptic handwash or health-care personnel handwash drug products. We intend to ask the FDA to reopen the record of the proceeding to consider additional safety and effectiveness data (which we plan to supply), but we cannot assure you that the FDA will reopen the record or that if it does, it will include benzalkonium chloride in the final regulation or that the permitted claims will be the same as ours. If benzalkonium chloride is not covered by the final regulation, or if benzalkonium chloride is included but for different claims than ours, we will not be permitted to market the hand sanitizer and antiseptic skin protectant product without premarket approval by the FDA.

     Also, we cannot assure you that the FDA will not take regulatory action against our hand sanitizer and antiseptic skin protectant product as now formulated and with its current claims. We are aware that the FDA issued a warning letter to Andrew Jergens Co. dated April 22, 1999 for its antiseptic lotion containing benzalkonium chloride. The letter maintains that as formulated and labeled the lotion is not covered by the OTC Drug Review, that representations that the lotion makes for prophylactic antimicrobial use are not described in any of the FDA's regulation-making proceedings under the Review, that the lotion may not be legally marketed in the U.S. without an NDA approved by the agency, and that the lotion is also misbranded under the Food and Drug Act because the adequacy of the product's directions for use has not been determined. We cannot assure you that the FDA will not assert the same or similar positions respecting our hand sanitizer and antiseptic skin protectant product, nor can we tell you how we would respond to such assertions or how they would affect the marketability of our product.

     Finally, failure to comply with applicable requirements for testing, manufacturing, labeling, distributing, advertising, marketing, and selling drugs may subject us or our distributors or manufacturers to administrative or court-imposed sanctions such as product recalls or seizures, injunctions against production, distribution, sales and marketing, delays in obtaining marketing approvals or the refusal of the government to grant such approvals, suspensions and withdrawals of previous approvals, and criminal prosecution of us or our officers or employees.

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THE PROTECTION OF OUR PROPRIETARY RIGHTS TO OUR PRODUCTS MAY NOT BE COMPLETE

     Our ability to effectively compete may be materially dependent upon the proprietary nature of the products that we license from third parties. Currently, there are no patents or patent applications pending with respect to our products. We depend primarily on confidentiality provisions in our written agreements with third parties and on trade secret laws, which vary from jurisdiction to jurisdiction and are subject to interpretation. We cannot assure you that we will be able to obtain any key patents or other protection or that our licensors will be able to obtain similar protection for our products. Nor can we assure you that our existing proprietary rights will be sufficient to protect our products, will not be invalid in the future, or will provide significant commercial benefits. Although we do not believe that our products infringe on the patent rights or proprietary rights of others, we cannot assure you in this regard.

WE HAVE A LIMITED PRODUCT LINE AND OUR INABILITY TO SUCCESSFULLY MARKET OUR PRODUCTS COULD HAVE SIGNIFICANT ADVERSE EFFECTS ON OUR OPERATING RESULTS

     Nearly all of our revenues from product sales in 1998 and thus far in 1999 have been derived from our hand sanitizer and antiseptic skin protectant product. We anticipate that our contraceptive gel will not be available for sales and marketing and distribution efforts in the United States unless and until a NIH Phase III study is initiated and completed and successfully demonstrates its safety and effectiveness as a contraceptive and a sexually transmitted disease preventative and FDA approval of the product is obtained. Neither successful completion of the study nor FDA approval can be assured. We expect that most of our revenue in the foreseeable future will continue to be derived from sales of the hand sanitizer and antiseptic skin protectant and possibly some of our preventative products currently under development. As a result of our lack of product diversification, any failure to successfully develop and market our existing or near-term future products will have a significant negative impact on our operating results and financial condition.

WE ARE INVOLVED IN TWO SECURITIES LITIGATION MATTERS WHICH COULD RESULT IN MATERIAL AMOUNTS OF DAMAGES

     We have been named in a case involving several claims based on alleged securities fraud violations and misrepresentations by a company called Pinnacle Diagnostics and one of its former officers. The plaintiff claims that such violations and misrepresentations led it to invest in Pinnacle Diagnostics and claims damages of approximately $500,000 plus punitive damages. We have been joined as co-defendants. A second case involving alleged securities law violations and misrepresentations has been filed by two individuals who invested in the plaintiff in the first case. We have been named as a defendant in this case as well.

     We cannot assure you that either of these cases will be resolved in our favor. If we lose or settle either of these lawsuits and are required to pay the damages claimed and punitive damages, such judgments would have a material adverse effect on our financial condition and results of operations.

ADVERSE PRODUCT PUBLICITY AND PRODUCT RECALLS OF OTHER PRODUCTS MAY HAVE A NEGATIVE EFFECT ON THE SALES OR ACCEPTANCE OF OUR PRODUCTS

     Certain recent news broadcasts by major television and radio networks have focused on the use of anti-bacterial agents to kill germs on various surfaces. In addition, anti-bacterial products containing triclosan as the active ingredient, which is not used in our products, have been the focus of adverse publicity and some product recalls due to its side effects and its ineffectiveness in killing germs. Although our products do not use triclosan and, we believe, are superior to other anti-bacterial sanitizing products, there can be no assurance that the adverse publicity stemming from broadcasts of problems with or recalls of other products will not adversely affect the sales of our products.

     In addition, although we believe that our products are safe, there can be no assurance that personal injury or property damage will not occur as a result of the use or misuse of our products. If that were to occur, we could be subject to significant product liability claims and litigation. Currently, we maintain limited product liability insurance. There can be no assurance that any claims relating to our products, even if non-meritorious, will not exceed our existing insurance coverages and assets. If this were to occur, it could have a material adverse effect on our financial condition and results of operations.

WE HAVE LIMITED RESEARCH AND DEVELOPMENT RESOURCES AND OUR SUCCESS DEPENDS IN PART ON OUR RESEARCH AND DEVELOPMENT EFFORTS

     Due to the early developmental stage of our business, we have expended only limited amounts on research and development of disease preventative products in 1998 and 1999. Currently, we have very limited resources to devote to research and development of our currently planned future products and technologies. Since our only product on the market to date is our hand sanitizer and antiseptic skin protectant product, our success depends heavily on our ability to develop innovative additional products utilizing our core proprietary product formulation. Unless we are able to obtain and devote resources to our research and development efforts, we may only be able to develop limited product offerings in the future and our ability to achieve market acceptance or to leverage that acceptance through the introduction of follow-on products may be limited. As a result, we may fail to achieve significant growth in revenues or profitability in the future.

OUR INABILITY TO MANAGE GROWTH MAY HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS

     We anticipate additional growth in the number of people we employ and in the scope and geographic areas of our operations as current and new products are developed and commercialized. This growth, if achieved, will result in an increase in responsibilities for both existing and new management personnel. Our ability to manage growth effectively will require us to continue to implement and improve our operating, financial and management information systems and to train and motivate our current and new employees. There can be no assurance that we will be able to manage any expansion effectively, and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

OUR LACK OF YEAR 2000 COMPLIANCE MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OPERATING RESULTS

     We recognize the need to ensure that our operations will not be adversely affected by Year 2000 hardware and software issues. We believe that our critical internal systems and software, which consists primarily of off-the-shelf, commercially available software programs not customized for our business, are Year 2000 compliant. Our evaluation of the compliance of our operating and non-operating systems with the Year 2000 conversion has not been exhaustive and we have not yet completed a review of our suppliers or other third party business partners to determine whether the systems employed by these parties are

Year 2000 compliant. In addition, we have not developed an internal contingency plan to deal with the Year 2000 issues that may affect our business. As a result, there can be no assurance that we will not experience disruptions in our ability to conduct business because of the Year 2000 problems experienced by us or our distributors or vendors. Accordingly, these problems remain a possibility and could have an adverse effect on our results of operations and financial condition. To the extent that our key distributors or vendors experience problems relating to achieving Year 2000 compliance, we could suffer unanticipated additional costs and possible revenue losses. We may also be subject to unanticipated and significant litigation resulting from any lack of Year 2000 compliance by us or our vendors or distributors.

INTERNATIONAL SALES OF OUR PRODUCTS EXPOSE US TO CURRENCY FLUCTUATIONS AND OTHER SPECIAL RISKS

     We are currently attempting to expand the sale of our current products and to introduce new products under development in several foreign countries. Our international sales efforts are subject to several customary risks of doing business abroad, including regulatory requirements, political and economic instability, trade barriers, foreign taxes and tariff restrictions, restrictions on the ability to transfer funds, and export licensing requirements. In addition, although our limited foreign transactions to date have been U.S. dollar denominated, there can be no assurance that foreign customers will not later require us to receive payment in foreign currency. Fluctuations in the value of foreign currencies relative to the U.S. dollar could have an adverse impact on the price of our products in foreign markets.

RISKS RELATING TO OUR STOCK:

THE LACK OF A MATURE TRADING MARKET FOR OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE OR FLUCTUATE SIGNIFICANTLY AND LIQUIDITY OF OUR COMMON STOCK IS LIMITED

     We do not meet the listing requirements for the listing or quotation of our common stock on any national or regional securities exchange or on NASDAQ. Currently, our common stock is traded on the OTC Bulletin Board. As a result, accurate current quotations as to the value of our common stock are not available and it is more difficult for investors to dispose of our common stock. The lack of current quotations and liquidity can cause our stock price to decline or be generally lower than the prices that may normally prevail if our securities were listed or quoted on an exchange or on NASDAQ, and our stock price can experience significant fluctuation or volatility due to trading activity or other factors unrelated to our operating results or financial condition.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED

     Since our common stock is not listed or quoted on any exchange or on NASDAQ, and no other exemptions currently apply, trading in our common stock on the OTC Bulletin Board is subject to the "penny stock" rules of the SEC. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker and its salespersons in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotations and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Generally, brokers subject to the "penny stock" rules when transacting in our securities may be less willing to do so. This may make it more difficult for investors to dispose of our common stock. In addition, the information required to be provided to the customers of brokers is prepared by and is the responsibility of such brokers, and not Empyrean, and there can be no assurance that such information is accurate, complete or current.

THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR WARRANTS AND OPTIONS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

     We have 27,926,659 shares of common stock outstanding (as of July 30, 1999) and available for sale in the public market, and we have outstanding warrants and options to purchase an additional 8,671,367 shares at various times. Most of the shares (including some of the shares issuable upon exercise of our warrants and options), may be sold without restriction (except for approximately 3,985,024 shares owned or currently issuable to "affiliates" of Empyrean). The future sale of these shares may adversely affect the market price of our common stock. The issuance of shares upon exercise of our outstanding warrants and options will also cause immediate and substantial dilution to our existing stockholders. In addition, as long as these warrants and options remain outstanding, our ability to obtain additional capital might be adversely affected.

WE DO NOT ANTICIPATE THAT WE WILL EVER PAY DIVIDENDS

     We have never paid, and do not anticipate that we will ever pay, dividends on our common stock, and may in the future be prohibited from doing so under any debt agreements that we may enter into. Accordingly, investors are highly unlikely to ever receive dividends on our common stock.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS BEYOND OUR CONTROL

     In addition to the factors described above, the securities markets have from time to time experienced significant price and volume fluctuations that can be unrelated to the operating performance or financial condition of any particular company, including Empyrean. This is especially true with respect to emerging companies like Empyrean and companies in our industry. Announcements of technology innovations or new products by other companies, release of reports by securities analysts, regulatory developments, economic or other external factors, as well as quarterly fluctuation in our or in our competitors' operating results, can have a significant impact on our stock price.

                               OUR ANNUAL MEETING

GENERAL

     We are furnishing this joint proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our Board for use at our annual meeting of stockholders to be held on October 15, 1999, at 10:00 a.m. local time, at 2238 West Lone Cactus Drive, Suite 200, Phoenix, Arizona 85027-2613.

     We are first mailing this joint proxy statement/prospectus on the enclosed form of proxy to our stockholders on or about _____________________, 1999.

     The purpose of our meeting is:

     (a) To consider and vote upon a proposal to approve a merger agreement and merger between Empyrean Bioscience, Inc., a Wyoming corporation and Empyrean Bioscience, Inc., a Nevada corporation. Under the merger agreement (1) Empyrean Wyoming will be merged into Empyrean Nevada which will continue as the surviving corporation and (2) each outstanding share of Empyrean Wyoming common stock will be converted into and become exchangeable for one share of Empyrean Nevada common stock;

     (b) To elect five directors, each to serve for a one year term; and

     (c) To transact other business that may properly come before the annual meeting.

     A form of proxy for use at the annual meeting accompanies each copy of this joint proxy statement/prospectus mailed to our common stockholders.

     The Board unanimously recommends that stockholders vote FOR the approval of the merger proposal and the election of directors proposal.

RECORD DATE AND VOTING

     We have fixed the close of business on ___________________, 1999 as the record date for determining our stockholders entitled to vote at the annual meeting. Accordingly, only holders of record for common stock on the record date will be entitled to vote at the annual meeting. As of the record date, there were outstanding and entitled to vote 27,926,659 shares of our common stock (constituting all of our outstanding voting stock), which shares were held by approximately 2,600 holders of record. Each holder of record of shares of our common stock on the record date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at our annual meeting. A quorum for the annual meeting consists of the presence of the holders of a majority of the outstanding shares of our common stock. Approval of the merger proposal discussed above requires the affirmative vote of holders of at least a majority of the shares of our common stock outstanding and entitled to vote on the record date. Election of a director requires a plurality of votes cast for that director.

     Shares of our common stock represented in person or by proxy will be counted for purposes of determining whether a quorum is present at our annual meeting. Shares which abstain from voting as to a particular matter will be treated as shares that are present and entitled to vote at the annual meeting for purposes of determining whether a quorum exists, but abstentions will have the same effect as votes against such matter. Brokers or nominees holding shares of record for customers generally will not be entitled to vote on the proposals unless they receive voting instructions from their customers. Because the proposals are the only matters for which specific approval is being solicited, any shares held by brokerage nominees for which no instructions are given by the beneficial owners will not be voted. This means that such shares will not count toward determining whether a quorum exists or be voted in any manner on the proposals and will have the same effect as votes against the proposals.

     As of the record date for the annual meeting, our directors and executive officers and their affiliates may be deemed to be beneficial owners of approximately 4% of the outstanding shares of our common stock (excluding shares issuable upon exercise of outstanding options and warrants) and have expressed their intent to vote their shares in favor of the merger proposal and the election of the director nominees.

VOTING AND REVOCATION OF PROXIES

     All shares of our common stock that are entitled to vote and are represented at our annual meeting by properly executed proxies received prior to or at such meeting and not revoked, will be voted at the meeting in accordance with the instructions indicated on the proxies. If no instructions are indicated, proxies will be voted for approval of the proposals.

     The only business which may be conducted at the annual meeting is business that is brought before such meeting pursuant to our notice of the annual meeting. If any other matters are properly presented at the annual meeting for consideration, such as consideration of a motion to adjourn such meeting, the persons named in the enclosed forms of proxy generally will have discretion to vote on such matters in accordance with their best judgment. Proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting to give management additional time to solicit votes for approval of such proposal.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

     * Filing with our secretary at or before the taking of the vote at the annual meeting a written notice of revocation bearing a date later than the proxy;

     * Duly executing a later dated proxy relating to the same shares and delivering it to our secretary before the taking of the vote at our meeting; or

     * Attending our annual meeting and voting in person although attendance alone will not constitute revocation.

     Any written notice of revocation or subsequent proxy should be sent to 2238 West Lone Cactus Drive, Suite 200, Phoenix, Arizona 85027-2613, Attention:
Secretary, or hand delivered to the Secretary of Empyrean at or before the taking of the vote at the annual meeting. Stockholders that have instructed a broker to vote their shares must follow directions received from such broker to change their vote or to vote at the annual meeting.

     We will bear all expenses of our solicitation of proxies for the annual meeting. In addition to solicitation by use of mail, proxies may be solicited from our stockholders by directors, officers, and employees in person or by telephone, facsimile, or other means of communication. Our directors and

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
officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. We will make arrangements with brokerage houses, custodians, nominees, and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees, and fiduciaries. We will reimburse such institutions for their reasonable expenses incurred in connection with the solicitation.

DISSENTERS' RIGHTS

     Our  stockholders  have the right to dissent  from the  merger and  receive
payment  of  the  "fair  value"  of  their   shares.   Proposal  No.  2,  Nevada
Reincorporation, below discusses dissenters' rights more fully.

     STOCKHOLDERS SHOULD NOT SEND THE STOCK CERTIFICATES WITH THEIR PROXIES. EMPYREAN WYOMING COMMON STOCK CERTIFICATES WILL BE EXCHANGED FOR EMPYREAN NEVADA COMMON STOCK FOLLOWING CONSUMMATION OF THE MERGER IN ACCORDANCE WITH THE INSTRUCTIONS TO BE SENT TO HOLDERS OF OUR COMMON STOCK AFTER THE MERGER.

                      PROPOSAL NO. 1 ELECTION OF DIRECTORS

     Five directors will be elected at the meeting for a one year term. Unless you specify otherwise, the enclosed proxy will be voted in favor of electing as directors the nominees listed below. If any nominee should be unable to serve, the proxy will be voted for a substitute nominee selected by our Board of Directors.

     The name, principal occupation, business experience since at least 1993, tenure, and age of each nominee for election as a director are as set forth below.

STEPHEN D. HAYTER
DIRECTOR, PRESIDENT, AND CHIEF EXECUTIVE OFFICER

     Mr. Hayter, 60, was appointed as our Director and President in August 1996. Mr. Hayter has over twenty years experience in the health care industry, specifically in biotechnology, and has an extensive network of contacts throughout North America, Europe and Japan. For the two years prior to August 1996, Mr. Hayter served as President of Sedona Biotechnology, a consulting practice with clients such as Fisher Scientific USA, Colby Group International Japan and Durimport Marine Canada. Prior to 1996, Mr. Hayter was the Executive Vice President of Centocor, Inc. responsible for the Diagnostics Division. In 1987, Mr. Hayter founded ADI Diagnostics Inc., a fully integrated diagnostics company specializing in infectious disease and oncology testing, and was its President until 1993. In 1991, ADI Diagnostics, Inc. merged with Cambridge Biotech. Mr. Hayter served in the Diagnostics Division of Abbott Laboratories for thirteen years with his last position being the Executive Vice-President and Representative Director of Abbott's joint venture, Dainabot KK. Mr. Hayter currently resides in Phoenix, Arizona.

RAYMOND E. DEAN
DIRECTOR, SECRETARY, AND CHIEF OPERATIONS OFFICER

     Mr. Dean, 51, was appointed our Chief Operations Officer in August 1997 and as Secretary and a director on November 20, 1998. Mr. Dean has twenty years experience in the health care industry, specifically in the biotech sector. He was employed by Abbott Diagnostics for thirteen years in various positions in the United States, Japan and Taiwan. Mr. Dean's last position was Director of Marketing and Sales for KMC Systems of New Hampshire, a private label, design, development and manufacturing company of medical devices.

ANDREW J. FISHLEDER, M.D.
DIRECTOR

     Dr. Fishleder, 46, was appointed a director on November 20, 1998. Dr. Fishleder has been the Chairman of the Division of Education of the Cleveland Clinic Foundation since 1991 and currently serves on the institution's Board of Governors and Medical Executive Committee. Dr. Fishleder is a pathologist and has been a member of the staff of the Cleveland Clinic Department of Clinical Pathology since 1982.

ROBERT G.J. BURG II
DIRECTOR

     Mr. Burg, 42, was appointed a director on November 20, 1998. Mr. Burg has over twenty-years experience in sales and marketing. Since January 1998 Mr. Burg

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
     has been the President of Profile Sports. Between 1990 and 1998, Mr. Burg was employed by Royal Grip, Inc./Roxxi Caps, which manufacturers and distributes golf grips and sports headwear, and was its President between February 1995 and January 1998. Mr. Burg has been a director of Royal Precision, Inc. since June, 1998.

MICHAEL CICAK
DIRECTOR

     Mr. Cicak, 63, was appointed a director on May 26, 1999. Mr. Cicak is currently the president of Solar Cells, Inc. and was the president and CEO of GlassTech, Inc. from 1983 to 1993. He is currently a member of the Board of Directors of the University of Findlay in Ohio and serves on several corporate boards including First Solar, LLC and Autom.

     The Directors have served in their respective capacities since their election or appointment and will serve until the next annual shareholders meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles of Incorporation. The executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal with or without cause by the directors.

     There are no family relationships between any two or more directors or executive officers. There are no arrangements or understandings regarding election between any two or more directors or executive officers.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee and a Compensation Committee. No committee meetings occurred in 1998. Dr. Fishleder and Mr. Burg each serve on our Audit Committee and Compensation Committee.

MEETING ATTENDANCE

     The Board of Directors had one meeting in 1998. All of the directors attended the meeting.

DIRECTOR COMPENSATION

     Non-employee directors receive:

     * a quarterly retainer of $2,500, plus $500 per committee meeting attended;
     * an annual grant of stock options to purchase 100,000 shares of our common stock; and
     * reimbursement for out-of-pocket expenses associated with attending Board and committee meetings.

Employee directors receive no additional compensation for serving on the Board.

     The stock options granted to non-employee directors are granted at an exercise price equal to the fair market value of the common stock on the date of grant, are fully vested at date of grant, and expire ten years from the date of grant.

                    PROPOSAL NO. 2 -- NEVADA REINCORPORATION

INTRODUCTION

     The Board of Directors believe that changing the state of our incorporation or "reincorporating" from Wyoming to Nevada will be in your best interests. You are urged to read carefully the following sections of this joint proxy statement/prospectus before voting on the proposed reincorporation.

     With your approval, we will complete the reincorporation through a merger agreement. Under the merger agreement, Empyrean Wyoming will merge with Empyrean Nevada, and Empyrean Nevada will continue as the surviving corporation. Each outstanding share of Empyrean Wyoming Common Stock will automatically convert into one share of Empyrean Nevada Common Stock on the merger effective date.

     Any stockholder may, as an alternative to voting to approve the proposed reincorporation, dissent from the right to vote and obtain the fair value of his or her shares. We provide a more detailed discussion of dissenters' rights and the concept of fair value below.

PRINCIPAL REASONS FOR THE PROPOSED REINCORPORATION

     Nevada follows a policy of encouraging incorporation in that state. As part of this policy, Nevada has adopted comprehensive, flexible corporate laws responsive to the needs of Nevada corporations. Our Board of Directors believes that the Nevada corporate laws should be less volatile and interpreted more predictably than Wyoming corporate laws. We believe we can better protect your interests if the corporate law governing our activities is both more stable and predictable, on one hand, and permits greater flexibility, on the other hand. In addition, although Wyoming corporations have in recent years reincorporated in Delaware, the cost of maintaining a corporation as a Nevada corporation is significantly less than for a Delaware corporation, and Nevada law provides much of the same stability, predictability, and flexibility as Delaware. Other corporations have also initially chosen Nevada for their state of incorporation or have subsequently changed their corporate domicile to Nevada in a similar manner to Empyrean's proposed reincorporation.

ANTITAKEOVER IMPLICATIONS

     Nevada, like many other states, permits a corporation to adopt measures designed to reduce a corporation's vulnerability to unsolicited takeover attempts. In addition, like other states, Nevada has default antitakeover statutes which apply unless a company opts out of the statutory scheme. For example, Nevada law generally restricts "combinations" such as mergers or acquisitions with "interested stockholders" for three years following the date that a person becomes an interested stockholder. Interested stockholders are generally stockholders who hold more than 10% of the voting stock of the corporation. Exceptions to this section include Board of Directors approval of the combination or Board of Directors preapproval of the transaction that made a stockholder an "interested stockholder." Even after the three-year period, Nevada restricts these combinations unless the combination meets statutory tests. Empyrean Nevada intends to affirmatively "opt out" of those default legal provisions, such as the provisions limiting combinations with interested stockholders, that in our judgment have an antitakeover effect.

     Despite our Board of Directors' belief that the proposed reincorporation will benefit stockholders, such proposal may discourage a future takeover attempt that is not approved by the Board of Directors, but which a majority of the stockholders may consider to be in their best interests. Nevada law may allow the Board of Directors to reject a takeover attempt despite a suitor's offer of a premium payment to stockholders above the common stock market price. In addition, to the extent that Nevada law enables the Board of Directors to resist a takeover or a change in control of Empyrean, the Board could make it more difficult to change the existing Board and management. Note that we are not proposing reincorporation to prevent a change in control nor to respond to any present attempt to acquire control of Empyrean, to obtain Board of Directors representation, or to take significant action that affects Empyrean.

NO CHANGE IN THE BOARD MEMBERS, BUSINESS, MANAGEMENT, OR LOCATION OF PRINCIPAL FACILITIES OF EMPYREAN

     We will change our legal domicile and make other changes of a legal nature through the proposed reincorporation. The proposed reincorporation will not result in any change in the business, management, fiscal year, assets or liabilities, or location of our principal facilities. The current five directors of Empyrean Wyoming will continue as the directors of Empyrean Nevada. All of the employee benefit and stock option plans of Empyrean Wyoming, including the 1998 Empyrean Diagnostics, Ltd. Stock Plan, will be continued by Empyrean Nevada and each outstanding option to purchase shares of Empyrean Wyoming stock will automatically be converted into an option to purchase an equivalent number of shares of Empyrean Nevada stock on the same terms and subject to the same conditions. Our name will remain Empyrean Bioscience, Inc.

OUR CHARTER AND BYLAWS

     The provisions of the Empyrean Nevada Articles of Incorporation are similar to those of the Empyrean Wyoming Articles of Incorporation in most respects. We initially created the Empyrean Wyoming Articles of Incorporation to meet British Columbia, Canada legal requirements. We did not amend the Articles of Incorporation when we reincorporated from Canada to Wyoming. Those Articles of Incorporation have acted as our bylaws as well. We have modified these Articles of Incorporation to meet the requirements of Nevada law. In particular, Empyrean Nevada will have separate Articles of Incorporation and Bylaws. We describe below the material changes between the Empyrean Wyoming Articles of Incorporation and Bylaws and the Empyrean Nevada Articles of Incorporation and Bylaws.

     AUTHORIZED STOCK

     Empyrean Wyoming's Articles of Incorporation authorize the Board of Directors to issue shares of capital stock with terms and for consideration that the Board considers proper. The Board of Directors has authorized 300,000,000 shares of capital stock, of which 100,000,000 shares are designated Common Stock, no par value, and 200,000,000 shares are designated Preferred Stock with par values ranging from $0 to $50 per share. The Articles of Incorporation of Empyrean Nevada authorize 300,000,000 shares of capital stock, no par value, of which 100,000,000 shares are designated Common Stock and 200,000,000 shares are designated Preferred Stock.

     INDEMNIFICATION

     The indemnification provisions of Empyrean Wyoming's Articles of Incorporation are substantially similar to the indemnification provisions of Empyrean Nevada's Articles of Incorporation and Bylaws. These provisions state that Empyrean will indemnify directors, officers, employees and agents against all costs, charges and expenses in connection with any action or proceeding if the person acted in their position with Empyrean honestly, in good faith, with the best interest of the corporation and with the care, diligence and skill of a reasonably prudent person. As discussed in the next section, Nevada permits liability to be limited to a greater extent than does Wyoming law.

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATION LAWS OF WYOMING AND NEVADA

     The corporate laws of Wyoming and Nevada differ in many respects. It is not practical to summarize all differences in this joint merger/proxy statement, but the principal differences that could materially affect the rights of stockholders are discussed below.

     DISSENTERS' RIGHTS

     Wyoming and Nevada law may grant a stockholder of a corporation participating in a major corporate transaction dissenters' rights. Dissenters' rights allow a stockholder to receive the fair value of his or her shares instead of the amount he or she would otherwise receive in the transaction. Fair value may not necessarily be the market price of the common stock prior to reincorporation. Both Wyoming and Nevada law limit the availability of dissenters' rights where the state law does not require a stockholder vote to approve the corporate transaction.

     Under Nevada law, dissenters' rights are generally not available in a merger or share exchange if the stockholders' shares were either listed on a national securities exchange or held by at least 2,000 stockholders of record. However, the articles of incorporation of the corporation may provide for appraisal rights. Also, Nevada law makes appraisal rights available if the plan of merger or share exchange provides that stockholders receive anything other than cash, shares of the surviving corporation, shares of a publicly traded or widely held corporation, or a combination of these.

     Wyoming does not have the same limitations on dissenters' rights. Empyrean stockholders do have dissenters' rights related to the proposed reincorporation. Wyoming law requires that you follow its statutory procedures to exercise your rights. We have attached to this joint merger/proxy statement as Annex B the pertinent sections of the Wyoming law. We urge you to consult with your legal advisor and follow the procedural steps under Wyoming law to exercise your dissenters' rights.

     BUSINESS COMBINATIONS

     In the last several years, a number of states, including Nevada, have adopted special laws designed to make certain kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult.

     Nevada law prohibits a Nevada corporation from engaging in a "combination" with an "interested stockholder" for three years following the date that the person becomes an interested stockholder. Nevada law places restrictions on these combinations even after the expiration of the three-year period.

Generally, an interested stockholder is a person or group that owns 10% or more of the corporation's outstanding voting power. Nevada defines the term "combination" broadly to include the following:

     * mergers of the corporation or its subsidiaries with the interested stockholder
     * asset dispositions to the interested stockholder equal to 5% of the aggregate value of all corporation assets, 5% of the value of all outstanding corporation shares, or 10% of the corporation's earning power or net income
     * share issuances or transfers equal to 5% of the value of all outstanding shares of the corporation to the interested stockholder
     *    transactions  that  increase  the   proportionate   ownership  of  the
          interested stockholder or
     * interested stockholder loans, advances, guarantees, pledges, or other financial assistance or tax advantages disproportionately provided through the corporation.

These prohibitions also apply to affiliates and associates of the interested stockholders.

     The three-year moratorium on business combinations would not apply if before a stockholder becomes an interested stockholder, the board of directors approves either the combination or the transaction that resulted in the person becoming an interested stockholder.

     Even after expiration of the three-year period, the moratorium on combinations continues to apply unless the transaction meets one of the following requirements:

     * before the stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder
     * a majority of the voting power not beneficially owned by the interested stockholder or its affiliates or associates approves the transaction at a meeting called for that purpose
     *    the combination is for a fair price as determined by statute

     The "combination" provisions only apply to Nevada corporations that have 200 or more stockholders and, unless the articles of incorporation provide otherwise, have a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934. The Empyrean Nevada common stock would meet these criteria after reincorporation. A Nevada corporation may elect not to be governed by the combination provisions in its articles of incorporation or an amendment to the articles of incorporation although such amendment is not effective until 18 months after the vote. Empyrean Nevada has elected not to be governed by these provisions. Wyoming does not have an equivalent business combination statute.

     CONTROL SHARES

     Nevada also regulates "unfriendly" corporate takeovers through control share provisions which provide that an "acquiring person" can only obtain voting rights in his or her purchased "control shares" to the extent approved by the other stockholders at a stockholders meeting. Generally, an acquiring person is a person who acquires or offers to acquire a "controlling interest" in the corporation. A controlling interest is one-fifth or more of the corporation's voting power. Control shares include shares the acquiring person acquires or offers to acquire to gain a controlling interest and all shares acquired by the acquiring person during the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person. Wyoming does not have a control shares statute.

     In addition, a Nevada corporation can provide in its articles of incorporation or bylaws that the corporation can redeem all of the control shares at the average price paid for the control shares if either the acquiring person has not delivered an "offeror's statement" to the corporation within ten days after acquisition of the control shares or the other stockholders do not accord full voting rights to the control shares.

     Unless the articles of incorporation or bylaws provide otherwise, on the tenth day following acquisition of a controlling interest, if the stockholders accord control shares full voting rights and the acquiring person has acquired a majority of the voting power, then any stockholder of record who did not vote in favor of authorizing such voting rights can demand payment for the fair value of his or her shares.

     The control share provisions apply only to Nevada corporations that have 200 or more stockholders, at least 100 of whom are stockholders of record and are resident in Nevada, and do business in Nevada directly or through an affiliated corporation. A corporation may elect to opt out of the control share provisions if the articles of incorporation or bylaws in effect on the tenth day following the acquisition provide that the control share provisions do not apply.

     Empyrean Nevada will opt out of the control share provisions. If Empyrean did not opt out of the control share provisions, it would not likely be subject to the control share provisions, because it does not do business in the state of Nevada.

     ELIMINATION OF ACTIONS BY WRITTEN CONSENT OF STOCKHOLDERS

     Under Wyoming and Nevada law, stockholders may execute an action by written consent in lieu of a stockholder meeting. While Nevada law permits a corporation to eliminate such actions by written consent in its articles of incorporation or bylaws, Empyrean Nevada's articles and bylaws do not currently prohibit actions by stockholders written consent. The Board of Directors could amend the bylaws to prohibit written consents. The Board of Directors' ability to limit or eliminate stockholders written consents may make it more difficult to change the existing Board of Directors and management.

     INTERESTED DIRECTOR TRANSACTIONS

     Under both Wyoming and Nevada law, certain contracts or transactions in which one or more of a corporation's directors have an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. The conditions are similar under Wyoming and Nevada law. Under Wyoming and Nevada law, contracts or transactions with a director are not void if any of the following are true:

     *    the disinterested board members approve the contract in good faith
     *    the stockholders approve the contract in good faith
     *    the contract is fair to the corporation at the time it is approved

Under Wyoming law, if the corporation seeks stockholder approval, the corporation cannot count the director's votes as a shareholder, while Nevada law requires that a corporation count an interested director's votes.

     Nevada law also provides that the transaction is not void or voidable if the fact of the interested director does not know about his or her interest at the time of board action. Nevada law addresses not only interested directors but also transactions with interested officers.

     Wyoming law also limits loans or guarantees to directors except stockholder approved or board approved loans. In the latter case, the board must determine that the loan or guarantee benefits the corporation.

     LIMITATION OF LIABILITY AND INDEMNIFICATION

     Both Wyoming and Nevada permit a corporation to limit the personal liability of a director to the corporation or its stockholders for money damages for breach of the director's duties. Wyoming does not allow a corporation to limit director liability when the director:

     *    receives benefits to which he or she is not entitled
     *    intentionally inflicts harm on the corporation or its stockholders
     *    votes for an unlawful distribution
     *    intentionally violates criminal law

Nevada does not allow a corporation to limit director liability when the director:

     * acts or omits to act resulting in intentional misconduct, fraud, or a knowing violation of law
     *    makes un unlawful distribution payment

Limitation of liability provisions may not limit a director's or officer's liability for violation of state securities laws nor affect the availability of nonmonetary remedies such as injunctive relief or rescission. Limitation of liability provisions also will not limit Empyrean Nevada's liability for violation of any laws.

     Empyrean Wyoming's Articles of Incorporation limit director, officer, or employee liability for any loss, damage or expense related to execution of their duties unless the loss, damage or expense arises through the person's willful act or default, through negligence, through a breach of trust or through a breach of duty. Empyrean Nevada's Articles of Incorporation eliminate director and officer liability to the fullest extent permissible under Nevada law as it exists or may be amended in the future.

     Both Nevada and Wyoming law permit indemnification when a director or officer:

     *    conducted himself in good faith
     * reasonably believed his conduct was not opposed to the corporation's best interest
     * in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful

     Nevada law provides that the articles of incorporation or bylaws or an agreement made by a corporation may provide that the expenses of directors and officers incurred in defending an action must be paid by the corporation in advance. The appropriate document must require the director or officer to promise to repay the amount if a court ultimately determines that the corporation may not indemnify the director or officer. The Articles of Incorporation and the Bylaws of Empyrean Nevada provide that Empyrean Nevada will indemnify directors and officers to the fullest extent permitted under

Nevada law, and that Empyrean Nevada will pay all expenses incurred in defending an action in advance. The Bylaws of Empyrean Nevada also permit indemnification and advancement of expenses to Empyrean employees and agents. Each current Empyrean officer and director will enter into an indemnification agreement with Empyrean Nevada that conforms to Nevada law and allows indemnification to the fullest extent of Nevada law.

     As under Wyoming law, Nevada law further provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any director, officer, employee, or agent of the corporation. These other financial arrangements may include the following:

     *    a trust fund
     *    self-insurance
     * securing the corporation's obligation by granting a security interest or other lien
     *    establishing a letter of credit, guaranty, or surety

No financial arrangement may provide protection for intentional misconduct, fraud, or a knowing violation of law except when a corporation advances expenses or a court orders the corporation to indemnify the individual. In the absence of fraud:

     * the board of directors' decision whether it is proper to insure or make other financial arrangements is conclusive
     *    the insurance or other financial arrangement is not void or voidable
     * the insurance or other financial arrangement does not subject any director approving it to personal liability even if he is a beneficiary of the insurance or other financial arrangement.

The Bylaws of Empyrean Nevada permit Empyrean to purchase and maintain insurance and make other financial arrangements.

     POWER TO CALL SPECIAL STOCKHOLDERS' MEETINGS

     Under Wyoming law, a annual meeting of stockholders may be called by the following:

     *    the board of directors
     *    the chairman of the board
     *    the president
     * the holders of shares entitled to cast not less than ten percent of the votes at the meeting
     * any additional persons authorized by the articles of incorporation or the bylaws

Under Nevada law, the articles of incorporation or bylaws determine who may call a annual meeting of stockholders. The Articles of Incorporation of Empyrean Nevada authorize the Board of Directors to call a annual meeting of stockholders.

     REMOVAL OF DIRECTORS

     Under Wyoming law, any director or the entire board of directors may be removed, with or without cause, by the stockholders. However, no individual director may be removed if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. If the corporation authorizes cumulative voting, the director cannot be removed if the votes cast against removal would be sufficient to elect the director under cumulative voting. If the corporation has not authorized cumulative voting, the director cannot be removed if the votes cast against removal are greater than the votes cast for removal.

     Under Nevada law, any director may be removed from office, with or without cause, by a stockholders' vote. Unlike Wyoming, Nevada requires a vote of not less than two-thirds of the voting power of the class or series of stock of the corporation entitled to elect such director. However, if a Nevada corporation's articles of incorporation provide for cumulative voting, a director may not be removed except by the vote of stockholders owning sufficient voting power to have prevented the director's election in the first instance. Also, the articles of incorporation may provide for a larger percentage than two-thirds of the voting stock. The Articles of Incorporation of Empyrean Nevada do not provide for cumulative voting, but do specify that any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of a two-thirds of the outstanding shares entitled to vote.

     STOCKHOLDER VOTING

     Nevada law generally requires that a majority of stockholders of both the acquiring and target corporations approve statutory mergers. Wyoming law, by contrast, generally requires that a plurality of stockholders of both the acquiring and target corporations approve statutory mergers. Unless the corporation provides otherwise in its articles of incorporation, Nevada and Wyoming law do not require a stockholder vote of the surviving corporation in a merger if all of the following are true:

* the surviving corporation's articles of incorporation will not change after the merger
* each stockholder of the surviving corporation whose shares were outstanding before the merger will hold the same number of shares with identical designations, preferences, limitations, and relative rights after the merger, and
* the number of shares outstanding post-merger plus the number of voting shares issuable post-merger as a result of derivative securities issued in the merger do not exceed by more than 20 percent the total number of voting shares of the surviving corporation

     Nevada law also requires that a majority of the voting shares of the corporation approve a sale of all or substantially all of the assets of that corporation. Wyoming law only requires a plurality of the voting shares.

FEDERAL INCOME TAX CONSEQUENCES

     In this section, we discuss federal income tax consequences to Empyrean Wyoming capital stockholders who receive Empyrean Nevada capital stock in exchange for their Empyrean Wyoming capital stock as a result of the proposed reincorporation. We do not address state, local, or foreign tax consequences in this section.

     This discussion does not address all the tax consequences of the proposed reincorporation that may be relevant to particular Empyrean Wyoming stockholders. We urge you to consult with your own tax advisor as to the specific tax consequences to you of the proposed reincorporation, including the applicability of federal, state, local, or foreign tax laws.

     Empyrean has not requested a ruling from the Internal Revenue Service or an opinion of counsel on the federal income tax consequences of the proposed reincorporation under the Internal Revenue Code of 1986. We believe, however, that the following are true of the reincorporation:

     * the proposed reincorporation will constitute a tax-free reorganization under Section 368(a) of the federal tax code
     * no gain or loss will be recognized by Empyrean Wyoming capital stockholders when they receive Empyrean Nevada capital stock under the proposed reincorporation
     * the aggregate tax basis of Empyrean Nevada capital stock received by a stockholder will be the same as the aggregate tax basis of the Empyrean Wyoming capital stock held by the same stockholder as a capital asset at the time of the proposed reincorporation and
     * the holding period of Empyrean Nevada capital stock received by each Empyrean Wyoming stockholder will include the period the stockholder held the exchanged Empyrean Wyoming capital stock as a capital asset

     A successful IRS challenge to the tax-free status of the proposed reincorporation would result in a stockholder recognizing gain or loss on each share of Empyrean Wyoming capital stock surrendered. State, local, or foreign income tax consequences to stockholders may vary from the federal tax consequences described above. Stockholders should consult their own tax advisors as to the effect of the proposed reincorporation under applicable federal, state, local, or foreign income tax laws.

     Empyrean should not recognize gain or loss for federal income tax purposes as a result of the proposed reincorporation, and Empyrean Nevada should succeed without adjustment to the federal income tax attributes of Empyrean Wyoming.

VOTE REQUIRED FOR THE PROPOSED REINCORPORATION

     Approval of the proposed reincorporation, which includes approval of the merger agreement, requires the affirmative vote of the holders of a majority of the outstanding shares of Empyrean Wyoming common stock.

     The Board of Directors recommends that stockholders vote "FOR" the proposed reincorporation. An abstention or a failure to vote will have the same effect as a vote "AGAINST" the proposed reincorporation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding Empyrean's financial position and its results of operations for the periods shown. This discussion should be read in conjunction with Empyrean's Consolidated Financial Statements and related Notes thereto included elsewhere in this document.

INTRODUCTION

     Prior to April 1997, we distributed and marketed diagnostic products such as the HIV and PEMVIEW diagnostic test kits. In April 1997, in connection with a change in our management team, we shifted our focus from marketing and distributing diagnostic test kits to marketing and distributing preventative products. This shift in focus coincided with our acquisition of certain rights to use a microbicide formulation utilized in a number of our preventative products, including PREVENTX(TM) Hand Sanitizer and Antiseptic Skin Protectant, PREVENTX(TM) Vaginal Contraceptive Gel, and PREVENTX(TM) Antiseptic Surface Spray. Since that time, we are no longer actively marketing our diagnostic products. The decision to discontinue active marketing of our prior line of diagnostic products and the limited revenues and substantial start-up costs associated with introducing our new line of preventative products have significantly affected our current financial condition and operations. We are actively seeking to obtain additional funds through private financing to meet current operating expenses and intend to significantly increase sales of our preventative products through increased marketing and sales efforts.

     We have limited revenues and have sustained substantial losses from operations in recent years, have a negative stockholders equity, and at December 31, 1998, had current liabilities in excess of current assets. As a result, Empyrean's auditors issued a going concern opinion in connection with the audit of our 1998 financial statements. (See Note 2 to Empyrean's Consolidated Financial Statements.) We expect to generate substantially all of our revenues in the future from increased sales of our current product and future line of preventative products.

     In addition to costs of goods sold, which vary somewhat proportionately with our level of sales, significant cost and expense items include salaries and benefits, management fees and consulting, royalties and distribution rights, office and administration, advertising, and legal and accounting, each of which significantly exceeded our total revenue for the year ended December 31, 1998, primarily as a result of our limited revenues. Accordingly, we do not believe comparing costs as a percentage of revenues from year to year is meaningful.

RESULTS OF OPERATIONS

COMPARISON OF QUARTERS ENDED MARCH 31, 1999 AND MARCH 31, 1998

     Our total revenues in the quarter ended March 31, 1999 were $52,510 compared to no revenues in the quarter ended March 31, 1998. Revenues in first quarter of 1999 consisted primarily of sales from the Preventx(TM) antiseptic and skin protectant product introduced in late February 1999.

     We incurred a net loss in the quarter ended March 31, 1999 of $1,660,492 compared to a net loss of $490,697 in the quarter ended March 31, 1998. The losses in 1999 and 1998 were due primarily to limited revenues (or no revenues in 1998) that were substantially exceeded by our costs of operation. Our net loss per share for the quarter ended March 31, 1999 was $0.06 compared to a net loss per share of $0.03 in the quarter ended March 31, 1998.

     Selling, general and administrative expenses increased to $1,653,600 in the quarter ended March 31, 1999 from $492,662 in the quarter ended March 31, 1998 due to the following:

* Management fees and consulting expenses increased to $956,950 in the quarter ended March 31, 1999 from $58,156 in the quarter ended March 31, 1998. This increase resulted primarily from the granting of stock options to consultants in the first quarter of 1999 for services. This increase also resulted from a greater reliance on contract employees in the quarter ended March 31, 1999 for sales and product launch activities.

* Administrative fees relating to our relationship with Integrated Commercialization Solutions (ICS), a division of Bergen Brunswig Corporation, were $160,000 in the quarter ended March 31, 1999 and we did not incur these fees in the quarter ended March 31, 1998. Empyrean entered into a letter of intent on October 7, 1998 with ICS to provide infrastructure services including order entry, warehousing, billing, customer service and marketing services.

* Expenses for royalties and distribution rights increased to $195,085 in the quarter ended March 31, 1999 from $61,250 in the quarter ended March 31, 1998, an increase of 218%. This increase was due in large part to an increase in the guaranteed minimum royalty payment of $122,500 in the quarter ended March 31, 1999 compared to $61,250 in the quarter ended March 31, 1998. Additionally, we incurred a $70,000 distribution right expense in the quarter ended March 31, 1999 due to the purchase of rights to distribute Preventx(TM) in Canada.

* We incurred advertising expenses of $138,762 in the quarter ended March 31, 1999 compared to $4,569 in the quarter ended March 31, 1998. The advertising expenses incurred in 1999 were primarily due to our emphasis on marketing and selling our hand sanitizer and antiseptic skin protectant .

COMPARISON OF YEARS ENDED 1998 AND 1997

     Our total revenues in 1998 were $9,815 compared to total revenues in 1997 of $13,018. The 1998 amount was attributable primarily to sales of our preventative products. As a result of the shift in focus in April 1997 to developing, marketing and distributing only disease preventative products, we do not believe a comparison of our revenues for the fiscal years ended December 31, 1998 and 1997 are meaningful or that a comparison is indicative of any future trend in our financial performance.

     We incurred a net loss in 1998 of $2,594,880 compared to a net loss of $2,595,546 in 1997. These losses were due primarily to limited revenues that were substantially less than our costs of operation. Our net loss per share in 1998 was $0.11 compared to a net loss per share of $0.14 in 1997.

     Selling, general and administrative expenses increased to $2,360,536 in the year ended December 31, 1998 from $1,875,020 in the year ended December 31, 1997 due to the following:

* Costs associated with salaries and benefits declined to $710,137 in 1998 from $805,642 in the prior year. This decline was primarily due to staff turnover associated with shifting the organization from an R&D based organization to an emphasis on sales and marketing.

* Management fees and consulting expenses increased to $296,923 in 1998 from $118,744 in 1997. This increase resulted from a greater reliance on independent contractors in 1998 compared to 1997 due to use of contract sales representatives and product launch consultants.

* Expenses for royalties and distribution rights increased to $518,250 in 1998 from $275,492 in 1997, an increase of approximately 88% over the prior year. This increase was due in large part to a $245,000 guaranteed minimum payment in 1998 versus a guaranteed minimum payment of $0 in 1997. Our agreement with Geda International Marketing Co., Ltd., pursuant to which we acquired the rights to market and distribute our current line of preventative products, provides for future minimum guaranteed payments that increase significantly in each year of the contract. See Note 8 to Empyrean's Consolidated Financial Statements. As a result, we expect our expenses for royalties and distribution rights to continue to increase significantly on an annual basis. Unless we are successful in generating substantial additional sales of our preventative products, we are also likely to continue to generate substantial losses from operations.

* As a result of consolidating operations into one leased facility in March 1998, total rent expense, net of sublease income received, declined to $57,894 in 1998 from $91,912 in 1997.

* Office and administration expenses, which consist primarily of day-to-day operational expenses, increased to $182,390 in 1998 from $164,096 in 1997. This increase was due primarily to product launch related expenses.

* We incurred advertising expenses of $154,765 in 1998. No advertising expenses were recorded in 1997. The advertising expenses incurred in 1998 were primarily due to our emphasis on marketing and selling our new line of preventative products in order to generate increased sales. We anticipate that advertising expenses will increase substantially in 1999 as a result of our increased efforts to market and distribute our new line of preventative products.

     Research and development expenses decreased to $31,425 in 1998 from $137,349 in 1997, representing a decline of approximately 77%. This decline represents our shift in focus from research and development of new diagnostic test kit products to sales and marketing of our new line of preventative products.

     We reported a $28,516 loss on inventory obsolescence in 1998 versus a $458,800 loss in the prior year. The loss recorded in 1998 primarily reflects a write-off of PEMVIEW Trichomonas test kits while the loss recorded in 1997 primarily reflects a write-off of HIV test kit components.

     We incurred a $209,972 loss on fixed asset disposal in 1998. This loss was due to a one-time noncash charge for a write-off of certain fixed assets used in manufacturing and research associated with our discontinued line of diagnostic products. We recorded a $30,693 loss on fixed asset disposal in 1997 due to write-offs of abandoned leasehold improvements.

COMPARISON OF YEARS ENDED 1997 AND 1996

     Our revenue increased from $4,693 in 1996, relating to sales of our HIV diagnostic test kits, to $13,018 in 1997, most of which was due to sales of PEMVIEW Trichonomas test kits. As discussed above, we have discontinued active marketing of our diagnostic product line. As a result, the increase in revenues from 1996 to 1997 is not an indication of future revenue trends due to our shift in focus from our diagnostic product line to our disease preventative products.

     We incurred a net loss in 1997 of $2,595,546 compared to a net loss of $2,007,172 in 1996. These losses were due primarily to revenues that were substantially less than our costs of operation. Total expenses increased to $2,609,485 in 1997 from $2,025,734 in 1996, primarily as a result of recording two non-cash charges. These charges in 1997 were the write-offs of $458,800 of HIV test kit inventory components and an uncollectible advance in the amount of $105,000. Primarily as a result of these charges, our net loss per share increased to $0.14 in 1997 from $0.13 in 1996.

     Management fees and consulting expenses decreased to $118,744 in 1997 from $308,906 in 1996, representing a 62% decrease from the prior year. This decrease was due primarily to the employment of a financial controller in 1997 who assumed the duties previously carried out by a financial consultant in 1996.

     Expenses for royalties and distribution rights in 1997 were $275,492, $200,000 of which represented the purchase of Preventx(TM) distribution rights from Geda International Marketing Co., Ltd.

     Research and development expenses decreased to $137,349 in 1997 from $177,187 in 1996, representing a decline of approximately 22%. This decline also reflects our shift in focus from research and development of new diagnostic test kit products to sales and marketing of our new line of preventative products.

     Total rent expense, net of sublease income received, declined to $91,912 in 1997 from $135,577 in 1996 and office and administration expenses decreased to $164,096 in 1997 from $232,717 in 1996, a decrease of 29%. The decline in office and administration expenses from 1996 to 1997 was due to the discontinuance of the use of outside inventory warehouses.

     Travel expenses increased to $101,465 in 1997 from $77,812 in 1996, an increase of 30%, primarily due to increased travel by our chief executive officer to negotiate distribution rights of new product lines, to obtain strategic alliance partners for the preventative products line, and to identify and create alliances with foreign business partners.

LIQUIDITY AND FINANCIAL POSITION

     We have been unable to date to generate significant cash flows from our business operations. As a result, we have funded our operations through investor financing, including private placements of common stock, convertible debentures, warrants and options. Until such time as we are able to generate significant cash flow from operations through increased sales of our products, we will be required to continue our reliance on investor financing to fund our operations.

     In 1998, net cash flow from financing activities decreased by 7% due to decreased funding from private placements of common stock and exercises of stock warrants and options. We have pursued additional financing opportunities to fund

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the costs associated with acquiring and marketing our new line of preventative products. We raised $1,803,039 in 1998 and $1,940,851 in 1997 through financing activities to fund operations.

     At December 31, 1998, cash and cash equivalents totaled $62,793, an increase of $15,497 from 1997, and at March 31, 1999, cash and cash equivalents totaled $81,104. Also as of December 31, 1998, current liabilities, consisting of accounts payable and accrued liabilities, exceeded current assets by $182,030. Since December 31, 1998, we have funded our operations through private offerings of securities and a six month bridge loan.

     We anticipate incurring a substantial increase in cash outlays associated with increased marketing and sales of our PREVENTX(TM) preventative product line. These cash outlays could include, but are not limited to, product registration costs, advertising, inventory purchases and a sales and marketing campaign. To maintain our current expenses of approximately $2-3 million per year and meet the costs associated with our increased marketing and sales efforts, we will need to raise substantial additional capital during 1999. If we are unsuccessful in raising the required funds to meet these expenses, we are likely to be unable to complete the steps necessary to significantly increase our sales. In that case, our financial condition and results of operations will deteriorate and our business may ultimately fail.

     At March 31, 1999, Empyrean had negative working capital of $761,198 and a current ratio of 0.40 to 1 as compared to negative working capital of $182,030 and a current ratio of 0.59 to 1 at December 31, 1998. On February 15, 1999, Empyrean entered into six-month promissory notes with various investors in the total principal amount of $800,000, payable August 15, 1999. We do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months.

     During the three months ended March 31, 1999, net cash used in operating activities was $991,707 which primarily resulted from a net loss from continuing operations of $1,660,492 and inventory purchases amounting to $249,764, offset by non-cash expenses of $681,730 for the granting of stock options to consultants.

     Net cash provided by financing activities for the three months ended March 31, 1999, was $1,011,733 resulting from issuance of short-term promissory notes totaling $800,000 and $211,733 resulting from issuing common stock and warrants to various investors in a private placement.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     No recently issued accounting standards have impacted our financial statements or are currently expected to have a material impact on our financial statements in the future.

YEAR 2000 COMPLIANCE

     The following Year 2000 discussion contains various forward-looking statements that represent Empyrean's beliefs or expectations regarding future events. When used in the Year 2000 discussion, the words "believe", "expects", "estimates" and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, Empyrean's expectations as to when it and its significant distributors, customers and suppliers will complete the implementation and compliance phases of the Year 2000 Plan, as well as its Year 2000 contingency plans; and Empyrean's belief that its internal systems and equipment are Year

2000 compliant. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources and the actions of independent third-parties with respect to Year 2000 problems.

     The Year 2000 problem refers to the inability of software to process date information later than December 31, 1999. Date codes in many software programs are abbreviated to allow only two digits for the year. Software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000. When that happens, some software will not work at all and other software will suffer critical calculation and other processing errors. Hardware and other products with embedded chips may also experience problems.

     Empyrean believes that its critical internal systems, including versions of Quickbooks, Microsoft Exchange and Microsoft Office products, are Year 2000 compliant. In addition, Empyrean tracks the version and updates when available for these products to ensure Year 2000 compliance.

     Empyrean and its service provider, Integrated Commercialization Solutions, have completed an evaluation of Empyrean's internal systems and equipment that addresses both information technology systems ("IT") (i.e., business systems and the software development environment) and non-IT systems (i.e., building security and HVAC systems) including hardware and software. In addition, we have completed the upgrade of certain critical systems to meet Year 2000 requirements. Empyrean believes that any future internal Year 2000 costs will be immaterial.

     Empyrean has contacted its manufacturer, Jedmon, who has confirmed that it is Year 2000 compliant. However, if there is interruption of the manufacturing process due to Year 2000 computer malfunctions, Empyrean will have no way to manufacture its product until the problem is corrected or another manufacturer can be obtained.

     Due to Empyrean's Year 2000 analysis, Empyrean has determined that an internal contingency plan is unnecessary. Empyrean also is in the process of conducting a review of its suppliers to determine whether the suppliers' operations and the products and services they provide are Year 2000 compliant.

     Empyrean has no practical means to verify the information provided by these third parties and will pursue those secondary distributors and vendors who have not yet responded. Based upon these assessments and where practicable, Empyrean will attempt to mitigate its risks with respect to any suppliers that may not meet the requirements, including seeking alternative suppliers. However, there can be no assurance that Empyrean will not experience disruptions in its ability to conduct business because of the Year 2000 problems experienced by its distributors or vendors. As a result, these problems remain a possibility and could have an adverse impact on Empyrean's results of operations and financial condition. To the extent that its key distributors or vendors experience problems relative to achieving Year 2000 compliance, Empyrean could suffer unanticipated additional costs and possible revenue losses.

     Some independent sales representatives that Empyrean uses may have applications that are not Year 2000 compliant. Empyrean does not believe this is a material concern since product orders currently are either manually written and submitted verbally or by fax.

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     Some commentators have predicted significant litigation regarding Year 2000 compliance issues. Because of the unprecedented nature of such litigation, it is uncertain whether, or to what extent, Empyrean may be affected.

                                    BUSINESS

OVERVIEW

     We develop innovative personal care products that are intended to prevent the spread of infectious disease. Our current product, the hand sanitizer and antiseptic skin protectant, as well as those under development, are intended to be sold over-the-counter in the retail markets and also to various institutional customers. Our current product is marketed as a hand sanitizer and antiseptic skin protectant product sold under our Preventx(TM) name. We are also utilizing the proprietary formula used in our innovative hand sanitizer and antiseptic skin protectant product to develop a variety of other products utilizing similar chemical formulations as well as other formulations, including a contraceptive gel designed to prevent pregnancy and sexually transmitted diseases (STDs), a disinfectant surface spray to be marketed to the retail markets and also to the food service, hotel and other industries, and a baby wipe product.

     The contraceptive gel has been accepted by the National Institutes of Health (NIH) to undergo phase III clinical trials to prove its safety and its effectiveness against STDs and as a contraceptive. The first two phases of the multi-million dollar, three phase clinical trials have been completed with seemingly positive results from the standpoint of safety and in vitro effectiveness. The results of the Phase I and II studies, which were not conducted by the NIH, have been confirmed by the NIH. The Phase III study and the confirmations of the Phase I and Phase II studies have and will continue to be funded by the NIH.

     We believe that our preventative technology will be shown to be both safer and more effective as an antimicrobicide than existing competitive products in the market and offers us a platform to leverage our expertise into other areas of the infectious disease market such as treatment and curative products. Future products could include deodorant, shaving cream, moist towelettes, toothpaste and mouthwash products.

     The spread of infectious disease has become a major concern in many industries, including the health care, food service and public accommodation industries. Bacterial contamination has become an issue of heightened public concern as well. This concern is fueled by the prevalence or re-emergence of several deadly diseases in recent years, including HIV, the causative agent of acquired immune deficiency syndrome ("AIDS"), Hepatitis, and other diseases.

     A major source for transmission of infection is by the bacterial flora on the skin, primarily the hands. Skin has two types of microbial flora, resident (or colonizing) flora and transient (or contaminating) flora. Resident flora is relatively stable and is not readily removed, although it can be inactivated by antiseptics. Transient flora, on the other hand, can be acquired by contact, does not colonize, and is easier to remove by physical or chemical means. Infections can arise from either group. The primary means to avoid the spread of contamination of microorganisms is through regular hand washing and the use of barriers such as latex gloves. Poor compliance with normal hand washing protocols and the porous nature of protective gloves limit their effectiveness. In addition, many effective antiseptics cannot be used on skin or other surfaces because they are too toxic for routine use or lead to undesirable side effects.

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     We believe that the proprietary formulation used in our existing hand sanitizer and antiseptic skin protectant product and in our other disease preventative products under development has the potential to offer several unique advantages over other products currently available in the market, in that our formulation (i) may protect skin and surfaces from a broader range of harmful microorganisms and infectious diseases, (ii) may be longer lasting and more effective, (iii) is alcohol and triclosan free, and as a result may be relatively non-irritating and may avoid safety concerns such as flammability, and (iv) may be virtually non-toxic and safer for use around children and in food preparation and medical applications. Our basic product formulation utilizes benzalkonium chloride as its active ingredient, which has been recognized to be effective at killing harmful microorganisms and, we believe, is safe and offers greater versatility in assisting the healing of minor cuts and abrasions.

     We will attempt to capture a significant percentage of the infectious disease preventative markets in which we compete by developing superior products based on our proprietary compounds in large or rapidly growing market segments, by developing brand awareness for our products, and by leveraging our name and product recognition into compatible consumer product applications and into other products intended to treat or cure infectious disease. We believe that by offering unique products that may offer increased protection against infectious disease, while at the same time eliminating many of the discomforts and side effects caused by existing products on the market, we can increase the demand for over-the-counter disease preventative products and position ourselves to benefit from this expansion.

     Our hand sanitizer and antiseptic skin protectant product is intended to be sold to retailers and to various institutional customers such as health care personnel (physicians and dentists, nurses, laboratory technicians and emergency medical staff, among others), hotels, airlines, food service companies and restaurants, cruise lines, banks, casinos and other money handling entities, police departments, emergency response, correctional facilities and other city services industries. Our contraceptive gel will be marketed primarily to retailers and to contraceptive product manufacturers. Our disinfectant spray product will be marketed to consumers and to many of the same institutions and other customers to whom our hand sanitizer and antiseptic skin protectant products are currently being marketed. Our primary focus in developing and marketing our products is to create brand awareness among consumers and to establish relationships with wholesalers and volume buying organizations (such as health maintenance organizations, hospital buying groups, hotel and restaurant chains, and municipal service agencies).

     We market and distribute our current product, and intend to market and distribute our products currently under development, primarily through third party distributors and marketing partners, and through our own internal sales and sales support efforts. We currently have a marketing and distribution relationship with Integrated Commercialization Solutions, a division of Bergen Brunswig Corporation ("ICS"). ICS provides product marketing and a variety of logistical services for us and also distributes our products in the United States and abroad. We also have distribution relationships with 27 other third party distributors in the United States and twelve foreign countries who together employ approximately 500 sales people.

INDUSTRY BACKGROUND

     SANITIZER MARKET

     Sales of hand sanitizer and antiseptic skin protectants were estimated to be approximately $400 million in the United States and $800 million worldwide in 1998. It is estimated in some industry studies that the market for hand

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sanitizer and antiseptic skin protectants will grow to approximately $1 billion in annual sales worldwide by 2000, $600 million of which will be in the United States. We believe that the growth in the sanitizer market will be driven by the availability of effective products that are also both safe and free of undesirable side effects.

     The dominant products in the sanitizer market today are topically applied hand sanitizing lotions or creams containing alcohol. These products are sold primarily in the over-the-counter market, typically in plastic bottles ranging from two to sixteen ounces each, and in larger volume or bulk forms in industrial and institutional settings, such as large pump dispensers and wall mounted dispensers.

     Currently marketed hand sanitizer and antiseptic skin protectants or antimicrobial lotions are designed to protect the skin against various disease causing microorganisms, including E. COLI, SALMONELLA, STAPH AUREAS, K-PNEUMONIA, AND PSEUDOMONAS AERUGINOSA. These products typically are not intended as a cleaner, like soap products, but are intended solely to kill germs on contact. Sanitizer products can be used in a number of situations where the spread of disease is a particular concern, such as in the food service, health care and public accommodation industries, and in settings where water or facilities are not available for conventional hand or body washing. The market for personal sanitizing (or antimicrobial) products has increased rapidly in recent years due in part to increasing concerns and public awareness and media reports of dangerous and sometimes deadly bacterial or viral contaminations in common or frequently populated areas.

     Of the hand sanitizer and antiseptic skin protectant products currently on the market today, most use as their active ingredient either alcohol or triclosan. The typical alcohol concentration in these product is over 60%. Institutional use hand sanitizer and antiseptic skin protectants may also utilize chloroxylenol or nonoxynol-9 as active ingredients. Products based on these active ingredients can cause a number of undesirable side effects, including dry skin conditions and other skin irritations such as burning, itching and stinging. Many of these products, including all alcohol based products, are flammable until dry, which can lead to limitations on use and to risks of serious personal injury, and are also painful when applied to existing cuts, burns, or abrasions. Products using alcohol and triclosan also have limited effectiveness, as the range of infectious disease-causing germs with which they react are more limited, and often do not include STDs. This can lead to a false sense of continued disease protection in periods after application. In fact, due primarily to their drying effect, products containing alcohol or triclosan can actually increase vulnerability to infection after repeated use.

     Triclosan based products also must be compounded with a form of alcohol or organic solvent because they are not water soluble and the presence of water can prevent the release of bactericidal potency in them. This can lead to the development of environments where bacteria can mutate and the re-growth of antiseptic tolerant bacteria can occur. In recent years, there have been at least three product recalls of triclosan-based products, two of which were the result of PSEUDOMONAS found growing in the product.

     Current products in the surface spray category include well known brand names such as Lysol and Dial. It is a large market with no one product dominating the segment. Our disinfectant surface spray, which is identical to our hand sanitizer and antiseptic skin protectant except for the viscosity of the product, is designed to be used in personal spray-size applications. It can be used on surface areas typically containing large amounts of bacterial or other contamination such as public telephones, toilet areas, and diaper changing areas. It can also be used in institutional applications for surface areas such as medical patient care areas, food service preparation areas (sinks and counter tops), and similar locations.

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     Existing sales of disinfectant type surface sprays were approximately $2.3 billion in the United States and $5 billion worldwide in 1998, according to MMR/IRI magazine. We also believe that our surface spray product can increase the market for these types of products due to its non-toxic qualities, which make it available for more extensive use in the food service and health care industries, among others.

     CONTRACEPTIVE PRODUCTS

     The contraceptive market consists of two general categories, oral contraceptives (available only through prescription) and over-the-counter contraceptive products such as gels, condoms and similar products that do not require a prescription. Sales of oral contraceptives were approximately $1.5 billion in 1998 in the United States. Sales of over-the-counter contraceptive products were approximately $690 million worldwide in 1998, with approximately $261 million of that in the United States. We expect to compete and expand in the over-the-counter segment of the contraceptive market with our vaginal contraceptive and disease preventative gel, which has completed the first two of three-phases of clinical trials to determine its safety and effectiveness as a contraceptive and against the prevention of STDs in order to seek regulatory approval in the United States and in various foreign countries.

     To our knowledge, all over-the-counter (and prescription) contraceptive products on the market today are effective only as a spermicide and are not designed or claim to act as a barrier against STDs or other infectious diseases. Some reports have suggested that the use of nonoxynol-9, the common active ingredient in many contraceptive gel products, may actually increase the risk of STD transmission.

     It has been widely reported that the United States, like many other countries, is experiencing an epidemic of STDs, including the HIV virus, Gonorrhea, Syphilis, Chlamydia, Trichomonas vaginalis, and Herpes. According to statistics compiled by the World Health Organization in 1997 and by the United States Center for Disease Control in 1998, approximately 16 million new cases of HIV infection, 170 million new cases of Trichomonas, 150 million new cases of Chlamydia, 55 million new cases of Gonorrhea, 7 million new cases of Syphilis and 40 million new cases of genital Herpes are experienced worldwide each year, and one in five adults in the United States now has genital Herpes. In the September 10, 1998 edition of the NEW ENGLAND JOURNAL OF MEDICINE, it was reported that 9.2% of 13,204 female U.S. Army recruits tested were found to be infected with Chlamydia, a disease that can lead to infertility. In the December 14, 1998 issue of U.S. NEWS AND WORLD REPORT, it was reported that according to a leading public health study, at least one in every eight sexually active people will contract an STD by the age of 24. The estimates of the number of people contracting STDs are thought by many experts to be conservative, since it is believed that many people either choose not to discuss these diseases with their physicians or are unaware of them. The latter problem is particularly acute with respect to the two STDs that together are thought to account for up to two-thirds of all new STD infections each year, TRICHOMONIASIS VAGINALIS and the human PAPILLOMA virus. STDs can cause a variety of serious complications, including cancers, infertility, ectopic pregnancy, spontaneous abortions, still birth, low birth weight, and even death.

     The most common front-line defense against STDs among over-the-counter alternatives is the condom. Condoms do not kill STDs or other infectious disease, but can act as a barrier against disease transmission and are often purchased by consumers for that purpose. However, studies show that condoms are only successful about two-thirds of the time in preventing disease transmission, and the rate of use in the general population has never exceeded 50%. Condoms are relatively porous, containing pore sizes ranging from 5 to 70 microns in

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
size. In contrast, an HIV particle is typically as small as .005 microns in size and can easily penetrate condom surfaces, as can many other STDs.

     Other over-the-counter gels and salves have recently been introduced which are intended to kill bacteria and viruses that cause certain STDs, primarily the HIV virus. Currently, most of these products utilize nonoxynol-9 as an active ingredient. Recent studies have indicated that although products containing nonoxynol-9 have been shown to kill HIV and other STDs IN VITRO, nonoxynol-9 may not have the same effect IN VIVO and might actually increase the risk of contracting HIV. At certain doses, nonoxynol-9 also can cause ulcerations, lesions, and other uncomfortable irritations. As a result of current research findings, the New York State Health Department is reconsidering its prior endorsement of nonoxynol-9, and the United States Center for Disease Control and Prevention currently does not endorse the use of nonoxynol-9 without a condom for protection from HIV.

MARKET OPPORTUNITIES

     Infectious disease is the leading health problem in the world, leading to more deaths and serious health conditions than any other high profile disease, including heart disease and cancer. In 1997, there were over 2.4 million infections and 30,000 deaths in the United States alone resulting from nosocomial contamination (infections contracted at a hospital or doctor's office which are unrelated to the purpose of a patient's visit) and another 80 million cases of food poisoning in the United States, 10,000 of which resulted in death. According to industry studies, in the United States the average cost of treating nosocomial infections was $2,300 per incident, or $8 billion in annual direct costs. The total cost of food-borne illnesses in the United States was $20 billion in 1997. Developing inexpensive, effective and safe solutions to these diseases will, we believe, satisfy a large unmet market need that is being driven by the frequency and seriousness of public reports of infectious disease contamination in common public venues, such as hotels, public restrooms, and food service establishments. In addition, the development of a contraceptive gel that also prevents STDs has become a high priority of the United States and many other state and foreign governments and public health groups, and by the industry. According to a December 1998 report of the American Social Health Association, there are approximately 15 million new cases of STDs in the U.S. annually. The direct medical cost of treating these STDs and their complications is reported to be $8.4 billion annually.

THE EMPYREAN SOLUTION

     Most of our preventative products utilize the same active ingredient, benzalkonium chloride, and have the potential to provide exceptional safety and efficacy qualities lacking in most competitive products, while at the same time addressing certain limitations of competitive products. Our contraceptive gel will utilize octoxynol-9 and benzalkonium chloride as its active ingredients (if the NIH phase III clinical trial is initiated and successfully completed and shows the safety and effectiveness of the product as a contraceptive and against STDs, and a new drug application is filed with and approved by the FDA). Octoxynol-9 is a detergent-like chemical that attacks the outer membrane of microorganisms allowing benzalkonium chloride to reduce harmful microorganisms.

     Most microorganisms are reduced after application or contact with the product. Our product formulation does not utilize alcohol, triclosan or other organic solvents, which are commonly used in competitive products. Our alcohol and triclosan-free products do not appear to cause many of the skin conditions and side effects of competitive products, such as dry skin and burning and

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itching irritations. Our products may offer protection against the spread of nearly all harmful microorganisms on the skin. In addition, our products are non-flammable, allowing for use in many settings otherwise unsuitable for competitive products. All of our products under development, and all of the product innovations planned for development in the future, will be based on our existing basic product and manufacturing formulations, thus creating an opportunity for faster entry into compatible market opportunities.

BUSINESS STRATEGY

     Our goal is to achieve a position in the retail and institutional markets for over-the-counter disease preventative and contraceptive products, and to leverage our position to enter other markets for infectious disease therapeutic and curative products. We intend to pursue this goal by increasing the demand for effective and safe disease preventative products and by increasing the number of our products used to prevent infectious disease. Our business strategy consists of the following key elements:

* DEVELOP BRAND AWARENESS AND MARKET ACCEPTANCE FOR PREVENTX(TM). We believe that we can develop brand awareness and market acceptance of our unique antimicrobial products among consumers and institutional customers. We intend to develop brand awareness and acceptance by offering superior products that are both more effective in protecting against infectious disease and safer with more pleasing qualities than competitive products. We also intend to develop brand awareness and market acceptance of our products by expanding our network of United States and international distributors and by entering into strategic relationships with other parties who can increase significantly marketing, sales and distribution resources.

* APPLY CORE FORMULATIONS TO ADDITIONAL PRODUCT APPLICATIONS. Almost all of our infectious disease preventative products are based on a common product formulation, which is proprietary and licensed exclusively to us by third parties. Our contraceptive gel has octoxynol-9 and benzalkonium chloride as its active ingredients. We intend to continue to leverage the brand awareness and market acceptance of our hand sanitizer and antiseptic skin protectant product to create market demand for our complementary baby wipes, surface spray product and our contraceptive gel product, all of which will be developed using manufacturing and packaging variations. We intend to leverage the future success of these products through the introduction of a variety of compatible personal care product formulations, such as deodorant, shaving cream, moist towelettes, toothpaste and mouthwash products.

* DEVELOP NEW TECHNOLOGIES. We intend to utilize our expertise in the research and development of infectious disease to develop products and technologies that address other aspects of infectious disease. We believe that our expertise and the market acceptance of our infectious disease preventative products will result in additional product and strategic opportunities that will fill other unmet needs in the market.

* LEVERAGE RESOURCES THROUGH STRATEGIC RELATIONSHIP AND ACQUISITIONS. We intend to build our business in part through the acquisition of complementary technologies, products and businesses and by entering into strategic collaborations, including additional licensing and marketing arrangements, with other biotechnology companies and research institutions. We believe that these acquisitions and relationships will better enable us to enter markets more quickly and extensively. We also believe that significant acquisition and strategic partnering opportunities exist in the infectious disease industry. We are not currently in active discussions with possible acquisition or strategic partnering candidates.

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
PRODUCTS AND TECHNOLOGIES

     To date, we have introduced one product, the Preventx(TM) hand sanitizer and antiseptic skin protectant. We are developing three additional preventative products, our surface spray disinfectant, baby wipes, and our contraceptive gel, each of which will be undergoing clinical trials and for each of which we will have to obtain regulatory approval prior to marketing. Each of these products is described below.

CURRENT DISEASE PREVENTATIVE PRODUCTS

     PREVENTX(TM) HAND SANITIZER AND ANTISEPTIC SKIN PROTECTANT

     Our hand sanitizer and antiseptic skin protectant product was launched in the United States in March 1999 and we expect to launch it in consumer markets in Western Europe, Japan and in certain other Far Eastern countries in the third quarter of 1999. We recently entered into an exclusive distribution agreement for Southeast Asia with Durstrand International Limited. The agreement includes minimum product purchase requirements that must be met in order to retain exclusivity, as well as sub-licensing payment requirements. We expect that our product will be launched in Southeast Asian countries upon receipt of required regulatory approvals.

     Our hand sanitizer and antiseptic skin protectant is commonly applied in small quantities and rubbed into the hands. We also recommend use of the product in the medical and food service industries along with latex gloves as a secondary barrier against infection. Our product decreases the risks associated with glove degradation, tears or cuts, and large latex pore sizes. Because our formula may be virtually non-toxic, it can be used safely in food preparation areas and around medical patients. Our hand sanitizer and antiseptic skin protectant will not damage latex gloves or other products.

     Our hand sanitizer and antiseptic skin protectant product, unlike most competitive products, does not include as its active ingredient alcohol, triclosan, or other organic solvents. The benefits of utilizing an alcohol free and triclosan free formulation are many, and include:

* Our hand sanitizer and antiseptic skin protectant provides a protective skin barrier. In contrast, alcohol and triclosan based products typically lose effectiveness after drying, which typically lasts approximately fifteen seconds. Thus, our product requires less frequent re-application.

* Our formulation does not dry out the skin and does not cause any decreased germ resistance. Alcohol and triclosan based products have been shown to actually increase the risk of infectious disease after repeated use, as the drying nature of these ingredients can strip skin of its natural barrier and cause microscopic cracks in the skin, which act as an environment for disease-causing germs that colonize the skin. In addition, triclosan based products have been found to cause decreased resistance to bacteria and the mutation of some germs.

* Our product is non-flammable and thus reduces the personal injury risks associated with alcohol-based products and increases the institutional and consumer settings where a hand sanitizer and antiseptic skin protectant product can safely and conveniently be applied and stored. Alcohol-based products are highly flammable at the concentrations used (minimum concentrations of 60%) until dry, at which time they lose effectiveness.

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
* Our hand sanitizer and antiseptic skin protectant not only alleviates dry skin conditions caused by alcohol or triclosan based products, it actually helps nourish, moisturize, and heal damaged skin and does not cause many of the skin irritations associated with competitive products, including itching, stinging and burning. We incorporate aloe vera into our hand sanitizer and antiseptic skin protectant product to further promote its soothing effects. In addition, our product helps to heal minor cuts, burns, and abrasions, in contrast to alcohol based products which can cause painful discomfort when in contact with minor skin injuries. Our hand sanitizer and antiseptic skin protectant also does not cause irritation to mucosal tissues in the nose and eyes, unlike alcohol and triclosan based products.

     Our hand sanitizer and antiseptic skin protectant is sold at retail in 2 and 8 ounce plastic bottles, and in the institutional markets in 2, 8, 16 and 32 ounce bottles. We will also provide a bulk refillable dispenser that dispenses pre-measured lotion.

DISEASE PREVENTATIVE PRODUCTS UNDER DEVELOPMENT

     BABY WIPES

     Utilizing the same active ingredient as the hand sanitizer and antiseptic skin protectant, we are developing a non-toxic, long lasting baby wipe for the retail market. We believe that FDA regulatory approval of a benzalkonium chloride-containing baby wipe product as a prevention for diaper rash, if sought and obtained, would give the Preventx(TM) baby wipe a significant advantage over alcohol-based wipes on the market today.

     SURFACE SPRAY DISINFECTANT

     We have developed a surface spray disinfectant which utilizes the same key active ingredient formulation as our hand sanitizer and antiseptic skin protectant product. Our surface spray disinfectant does not contain the thickening and aloe vera additives contained in our hand sanitizer and antiseptic skin protectant, making it suitable for a pump spray application. The pump spray will be packaged in smaller dispensers for personal use applications around common dangerous germ concentrations such as public telephones, public restrooms, and diaper changing areas, and for institutional applications such as food service surfaces, hotel facilities, and surfaces where medical services are performed. The spray will be marketed in 2 and 8 ounce sizes.

     Our disinfectant surface spray has all of the same advantages as our hand sanitizer and antiseptic skin protectant product, and is particularly suited for uses in the food service, medical and hotel industries where safety and toxicity are major concerns. Current competitive products include a variety of caustic household or industrial surface cleaning products, all of which are toxic and generally cannot be used in contact with food preparation or medical care areas without caution. In addition, our disinfectant pump spray product is not harmful to common surfaces such as sinks, counters, trays, furniture, or other objects.

     We expect to launch our surface spray disinfectant product in the United States after obtaining approval from the Environmental Protection Agency (EPA).

     MICROBICIDAL CONTRACEPTIVE GEL

     Our gel has been developed and we anticipate initiation of a Phase III clinical trial with the National Institute of Allergy and Infectious Disease (NIAID) of the National Institutes of Health. The clinical trial, if conducted, will determine whether the gel effectively kills a host of STDs and other infectious diseases, in addition to its contraceptive properties, and is safe. We are aware of no other approved competitive products that make both claims, which would, if successful, make the gel a unique product in the over-the-counter contraceptive market. Upon initiation and successful completion of the Phase III clinical trial and results showing safety and effectiveness, we will file a new drug application ("NDA") with the FDA for its approval. We cannot assure you of any of the following:

*    the NIH study will either be initiated or successfully completed,

*    the study's results will be positive,

*    we will file an NDA for the product, or

*    any NDA we do file will be approved by the FDA.

     The gel would be marketed primarily in the retail, over-the-counter market in 120 ml tubes, and in single use, pre-filled applicators. We would market the product in bulk quantities to condom manufacturers to be used as a coating inside the condom wrapper, thus enhancing the effectiveness of condoms as a disease preventative and enabling condom manufacturers to make additional product claims.

     As with competing hand sanitizer and antiseptic skin protectant products, existing contraceptive gel products utilize active ingredients (typically nonoxynol-9) that can cause lesions, ulcerations, and other skin irritations. These irritations can in turn facilitate infections. Our gel's active ingredients act synergistically as a microbicide and spermicide. In addition, only small amounts are needed, limiting the possibility of skin irritations. In pre-clinical safety studies, our gel was found to cause no damage to squamous or columnar mucosa cells. The gel is compatible with latex condoms.

     The introduction of an effective and safe microbicidal contraceptive gel is a high priority for many governmental agencies and public health care advocacy groups. We believe that if the NIH studies are successfully completed and FDA approval is obtained, we will be able to offer a product that can capture significant market share and also increase the market for non-prescription contraceptive products. We expect to launch our contraceptive gel product if we receive FDA approval, although no assurance can be given that we will ever achieve such approval. The gel is currently approved for sale in Canada as a contraceptive; however, no claims are made by us regarding the microbicidal properties of the product at this time.

ADDITIONAL PRODUCTS UNDER CONSIDERATION

     We are investigating the use of our proprietary product formulation as a platform to develop a variety of common personal care products. These products may include deodorants, shaving creams, moist towelettes, toothpastes and mouthwashes.

SALES AND MARKETING

     We market our products in the United States, Canada, Southeast Asia, Mexico, Russia and Turkey to both the retail over-the-counter market through third party distributors, and to institutional customers through the use of distributors and sales agents and through our internal sales efforts. Our direct sales and executive management personnel lend sales support to our distributors and third party sales agents by making direct sales calls on large buying organizations such as municipal or other governmental service providers, HMOs and hospital buying groups, physician and school districts, airlines and cruise lines, and wholesale buyers and mass merchandisers.

     Within the United States our existing product is sold through ICS and third-party distributors that collectively employ approximately 500 sales representatives. We will attempt to distribute our products under development, upon obtaining regulatory approval, through multiple distributor networks. Internationally, we are represented by five third party distributors in multiple foreign countries who collectively employ approximately 500 sales representatives. Our foreign distributors are generally granted exclusive rights in designated territories and are responsible for obtaining and maintaining required foreign regulatory approvals for our products.

     We typically sell inventories to third party distributors against forecasted sales volumes at negotiated transfer prices, and the products are then re-sold by the distributors to end users or other sub-distributors. Our independent distributors are generally free to sell other products that do not compete directly with our products.

     Upon launch of our products, we undertake a high volume direct marketing program, in cooperation with our dealers, consisting of direct mailings of product announcements and introductory buying programs, pricing sheets, and other product offers, followed by sales calls and other written and verbal contacts that are targeted to specific types of buyers. We also provide product samples and seek to create product awareness through trade show presentations, participation in public health studies, and through direct contact with various media outlets. We also operate an Internet web site which provides useful information about our current products and those under development, as well as about us and our management. Information on our web site is not part of this joint proxy statement/prospectus.

STRATEGIC RELATIONSHIPS

     GEDA LICENSE

     We currently license on an exclusive basis our proprietary product and manufacturing formulations used in our disease preventative products from Geda International Marketing Co., Ltd., a Bahamian company ("Geda"). The license agreement allows us to make, use, and sell the products formulated on this technology and to sub-license others to do so. The license agreement requires us to pay licensor royalties and a portion of certain sub-licensing fees and other payments collected by us from joint venture relationships. The license agreement covers the world except for Hong Kong, Taiwan, Africa, Mexico, the Dominion Republic and, as to the sale of the anti microbial hand lotion, the United States (we have subsequently acquired sub-licensing rights in the U.S.). The term of the license extends to April 29, 2007, subject to various renewal options for additional 10 year terms. Under the license agreement, we are required to pay certain minimum royalties in order to maintain exclusivity. The agreement also grants to us a right of first refusal to acquire the licensed technology if the licensor decides to sell it.

     We are involved in certain litigation concerning this license, the adverse outcome of which could have a material adverse effect on our business. See "Risk Factors -- One of Our Primary Licenses May Be Adversely Affected by Current Litigation And We Could Lose A Portion of Our Rights to Make or Sell Our Primary Products," and "Business -- Legal Proceedings."

     PREVENT-X LICENSE

     In July 1998, we entered into a sub-license agreement with Prevent-X, Inc., a Miami, Florida based marketing company. This agreement provides us with exclusive rights to make, market, and sell our hand sanitizer and antiseptic skin protectant product in the United States (which rights were previously licensed to Prevent-X by Geda). This licensing agreement also licenses us to use the Preventx(TM) trade name, marks and logos. We acquired these rights in exchange for up-front payments of our common stock, cash, and continuing royalty payments. The initial term of the agreement is ten years, based on Empyrean meeting the conditions of the agreement.

     ICS ALLIANCE

     In October 1998, we entered into a letter of intent with Integrated Commercialization Solutions ("ICS"), a division of Bergen Brunswig Corporation. ICS provides us with a portfolio of outsourcing and marketing resources including finished goods warehousing, customer service, order processing and distribution, invoicing and accounts receivable management. ICS has also provided us with product sampling and other marketing assistance. The arrangement covers all of our disease preventive products. In exchange for its services, we will pay various fees to ICS, some of which will be paid as a percentage of product sales. We are currently negotiating a definitive agreement with ICS.

     DURSTRAND INTERNATIONAL LIMITED

     On April 28, 1999, we entered into a distribution agreement with Durstrand International Limited, a British Virgin Islands company with offices throughout the world. The agreement provides Durstrand with exclusive rights for three years and automatic renewal for two additional ten-year terms if the agreement's provisions are met by both parties, to distribute the Preventx Hand Sanitizer and Antiseptic Skin Protectant and, when approved by the appropriate regulatory bodies, our contraceptive gel in The Phillippines, Singapore, Thailand, Indonesia, Malaysia, Cambodia, Myanmar and Vietnam. Durstrand paid $600,000 for the exclusive rights to the Preventx Hand Sanitizer and Antiseptic Skin Protectant and will pay $600,000 for the contraceptive gel 120 days following approval of certain claims by the FDA. Durstrand has agreed to purchase a minimum of $4,400,000 of either product over the three-year term.

MANUFACTURING AND QUALITY CONTROL

PREVENTATIVE PRODUCTS

     The manufacturing of our hand sanitizer and antiseptic skin protectant, contraceptive gel, and disinfectant surface spray has and will be performed to our specifications by a contract manufacturer, Canadian Custom Packaging ("CCP"), a Canadian entity located in Toronto, Ontario. CCP performs production and filling of product into tubes and bottles, labeling and packaging. All of the raw materials used in the formulation are acquired by CCP to our specifications. We believe that the raw materials for our products are readily obtainable from a variety of sources and we have experienced no difficulties or unexpected costs to date in acquiring the raw materials. CCP's manufacturing facility is required to meet, and currently meets, good manufacturing practices ("GMP") including regulations adopted by the FDA and is subject to periodic inspection by the agency. It is also ISO 9001 certified. There can be no assurance that CCP will continue to meet these requirements, and the failure to meet current governmental regulations regarding manufacturing of our products could cause significant disruptions and costs to be incurred by us, and could cause a material loss of sales and customers. Our use of contract manufacturing poses other significant risks. See "Risk Factors -- We Have No Internal Manufacturing Capability and Depend Heavily Upon Third Party Suppliers."

RESEARCH AND DEVELOPMENT

     We currently focus all of our limited research and development resources and efforts on our PREVENTX(TM) antimicrobial and contraceptive products. In addition to our internal research and development, we intend to pursue strategic relationships with biotechnology companies and research institutions with respect to further research and development of our product variations and future products, and to seek funding from such partners.

PROPRIETARY RIGHTS

     We license all of the proprietary product and manufacturing formulas used in our disease preventative products from third parties. To date, we hold no patents on our products and formulas. These products utilize common compounds in a formula that we believe are difficult to copy and manufacture. Our proprietary formulas are primarily protected by trade secret protections and through contractual confidentiality obligations, when obtainable, of our employees, contracting parties, independent contractors and other collaborators. We rely on trade secret protection, confidentiality obligations, know-how, and continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We are reviewing the feasibility of obtaining future patent protection with respect to some of our proprietary rights. Without adequate trade secret or patent protection, competitors may be able to produce products competing with our products without infringing on our proprietary rights. The lack of patent protection poses certain risks to us. See "Risk Factors -- The Protection Of Our Proprietary Rights To Our Products May Not Be Complete."

GOVERNMENT REGULATION

     The products we market and intend to market are subject to regulatory approval in both the United States and in foreign countries. The following discussion outlines the various kinds of reviews to which our products may be subjected to prior to receiving approval for marketing in the United States and abroad. Certain of our collaborative partners in foreign countries will be responsible for preparing and processing regulatory submissions for countries located in their respective territories.

REQUIREMENTS IN THE UNITED STATES

     The production, distribution and marketing of our products and our research and development activities are subject to regulation for safety, effectiveness and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to extensive federal regulation, ordinarily including the requirement of approval by the FDA before marketing may begin, and, to a lesser extent, state regulation. The Federal Food, Drug, and Cosmetic Act (the "Food and Drug Act") and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, distribution, storage, record keeping, approval, advertising, marketing, and sale of our products. Product development and approval within the regulatory scheme, if successful, will take a number of years and involve the expenditure of substantial resources.

     The standard process required by the FDA before a drug may be marketed in the United States includes (i) preclinical laboratory and animal tests; (ii) submission to the FDA of an application for an investigational new drug, which must become effective before testing of the drug in people may begin; (iii) preliminary testing of the drug in people to evaluate the drug and its manner of use; and (iv) adequate and well-controlled testing of the drug in people to establish the safety and effectiveness of the drug for its intended indication. If the product is regulated as a prescription drug, or in some cases as an over-the-counter ("OTC") drug, the Food and Drug Act ordinarily requires the submission and approval of a New Drug Application ("NDA") or an abbreviated NDA (for duplicate versions of "pioneer" drug products) before commercial marketing may begin. As part of the NDA process, the manufacturer is required to accumulate, and submit to the FDA for review and approval in the form of an NDA, a significant amount of safety and effectiveness data from laboratory/animal testing and clinical studies; detailed information concerning product composition, stability, and manufacturing; and other information including proposed labeling. Abbreviated NDAs do not require their own clinical safety and effectiveness data. Each domestic and foreign manufacturing establishment including contract manufacturers for us must also be registered with the FDA and pass an inspection by the FDA prior to approval for commercial distribution.

     Domestic and foreign manufacturing establishments are subject to inspections by the FDA and by other federal agencies and by state and local agencies, and must comply with current good manufacturing practice ("GMP") requirements. If violations of applicable requirements are noted by the FDA or other agencies during an inspection, distribution of clinical materials for investigational use or production lots for commercial use may be halted and, possibly, other sanctions imposed. Commercial marketing of perhaps all of our products, depending on ingredients, claims, and the outcome of the FDA's OTC Drug Review, may occur only after approval of NDAs following the submission of a complete application. The NDA internal review process frequently takes two to four years to complete, or longer and the FDA may require us to perform additional studies to gain approval which may take several years to complete. There can be no assurance of FDA approval at the end of such time, or ever, and stringent requirements, violation of which may result in severe civil and criminal penalties, continue to apply even after approval. See "Risks Factors -- Risks Relating to Empyrean's Business -- Government Regulation."

     Moreover, we are, or may become, subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use, storage, handling and disposal of waste and hazardous substances used in conjunction with our research work.

     Most OTC drug products marketed in the United States are not subjected to the Food and Drug Act's premarket approval requirements. In 1972, the FDA instituted the ongoing OTC Drug Review to evaluate the safety and effectiveness of OTC drugs then on the market. Through this process, the FDA issues monographs (regulations) that set forth the specific active ingredients, dosages, indications and labeling statements for OTC drugs that the FDA will consider generally recognized as safe and effective and not misbranded and therefore not subject to premarket approval. For certain categories of OTC drugs not yet subject to a final regulation, the FDA usually will not take regulatory action against such a product unless failure to do so poses a potential health hazard to consumers. OTC drugs not covered by proposed or final OTC regulations, however, are subject to premarket review and approval by the FDA through the NDA or abbreviated NDA process.

     Our active ingredient, benzalkonium chloride, is included in the FDA's proposed regulation for first aid antiseptic drug products, but with different claims than ours. There can be no assurance that benzalkonium chloride will be included in the final regulation or that the permitted claims will be the same as ours. Further, the FDA declined to include benzalkonium chloride in its proposed regulation for health care antiseptic drug products, which include antiseptic handwash or health-care personnel handwash drug products. Even though we intend to ask the FDA to reopen the record of the proceeding to consider additional safety and effectiveness data (which we have completed and plan to supply), we cannot assure you that the FDA will reopen the record or that if it does, it will include benzalkonium chloride in the final regulation or that the permitted claims will be the same as ours. If benzalkonium chloride is not covered by the final regulation, or if benzalkonium chloride is included but for different claims than ours, we will not be permitted to market the hand sanitizer and antiseptic skin protectant product without premarket approval by the FDA.

     Also, we cannot assure you that the FDA will not take regulatory action against our hand sanitizer and antiseptic skin protectant product as now formulated and with its current claims. We are aware that the FDA issued a warning letter to Andrew Jergens Co. dated April 22, 1999 for its antiseptic lotion containing benzalkonium chloride. The letter maintains that as formulated and labeled the lotion is not covered by the OTC Drug Review, that representations that the lotion makes for prophylactic antimicrobial use are not described in any of the FDA's regulation-making proceedings under the Review, that the lotion may not be legally marketed in the U.S. without an NDA approved by the agency, and that the lotion is also misbranded under the Food and Drug Act because the adequacy of the product's directions for use has not been determined. We cannot assure you that the FDA will not assert the same or similar positions respecting our hand sanitizer and antiseptic skin protectant product, nor can we tell you how we would respond to such assertions or how they would affect the marketing of the marketability of our product.

     We are subject to federal, state and local environmental laws. We believe that we are in material compliance with applicable environmental laws in connection with our current operations.

REQUIREMENTS IN FOREIGN COUNTRIES

     There is a wide variation in the approval or clearance requirements necessary to market products in foreign countries. The requirements range from virtually no requirements to a level comparable to those of the FDA. For example, many countries in South America have minimal regulatory requirements, while many developed countries, such as Japan, have conditions as stringent as those of the FDA. Many lesser developed countries, including many countries in Africa, allow products evaluated and accepted by the World Health Organization ("WHO") to be sold. WHO acceptance must be requested by a country before the WHO will evaluate the product. FDA acceptance is not a substitute for foreign governmental approval or clearance. As in the United States, there is no guarantee that the applicable governmental approval or clearance for any of our products will be quickly obtained or that it will be obtained at all.

COMPETITION

PREVENTATIVE PRODUCTS

     PREVENTX(TM) VAGINAL CONTRACEPTIVE GEL

     There are a number of microbicidal devices that are in various stages of development, and none of which to our knowledge are in Phase III clinical trials at this time. Our gel has been accepted by the National Institutes of Health
(NIH) to undergo a Phase III clinical trial to prove its safety and its effectiveness against sexually transmitted diseases (STDs) and as a contraceptive. The first two phases of the multi-million dollar clinical trials have been completed with seemingly positive results from the standpoint of safety (effectiveness has not been evaluated in these studies). The third phase of the clinical trials will be funded by the NIH. Most competitive products recommend the use of a condom or diaphragm with their product. These products do not include claims that they kill STDs or other infectious disease.

     PREVENTX(TM) HAND SANITIZER AND ANTISEPTIC SKIN PROTECTANT

     There are a number of competitors in the consumer hand sanitizer and antiseptic skin protectant market, including Dial Corporation, GoJo Industries, Colgate-Palmolive Company and Reckitt & Coleman, Inc. Most current products use a 60% concentration (or higher) of either alcohol or triclosan as their active ingredients. In the institutional market, our current competitors include SyDerma, Woodward Laboratories and Bio-Safe. Some of the competitive products have formulas similar to PREVENTX(TM).

     PREVENTX(TM) DISINFECTANT SURFACE SPRAY

     There are numerous competitors in the surface cleaning market, both in the United States and worldwide, including Reckitt & Coleman (the Lysol brand) and Dial.

EMPLOYEES

     As of July 30, 1999, we employed seven full time personnel. These employees are involved in executive, corporate administration, operations, and sales and marketing functions.

FACILITIES

     Our corporate facility is located in Phoenix, Arizona and consists of approximately 4,200 square feet of executive office and warehouse space. We lease this facility for a monthly base rent of $3,363. The lease expires in March 2001. We believe that our facilities are adequate for our needs for the foreseeable future.

LEGAL PROCEEDINGS

     We are currently involved in legal proceedings with Mercury and Geda, which involve, among other things, plaintiff's alleged prior right to license, acquire, and market the technologies currently licensed by us from Geda and others and used in our disease preventative products. If we do not prevail in this litigation, we may not be able to market and sell our current product in the same manner in which it is currently marketed and sold. In addition, we may incur significant liabilities to other parties with whom we have entered into or will enter into contracts.

     We are also involved in two other related legal matters as follows:

a) Focus Profile, LLC, a limited liability corporation v. Empyrean Diagnostics Ltd., Empyrean Diagnostics Inc., Daniel S. Bland, Garnell Bland, an individual; Pinnacle Diagnostics Inc., fka Empyrean Diagnostics USA, Inc., and Renaissance Financial Securities Corporation. This action is pending in the Superior Court of California, Santa Clara County, Case Number CV 64455. This action was filed on February 28, 1997 and alleges a number of securities fraud violations and misrepresentations by Daniel Bland and Pinnacle Diagnostics (formerly known as Empyrean Diagnostics USA, Inc.). Plaintiffs claim economic damages in amount of $538,750, plus interest. Plaintiff also requests punitive damages. We have been joined as defendants on a theory that Pinnacle's investment in us declined as a result in misrepresentations and omissions by former management and that we are purportedly liable to Pinnacle's investors as an "alter- ego" of Pinnacle. We have denied all allegations in this action and intend to vigorously defend the suit. Trial is scheduled for October 1999.

b) Dr. Peter D. Maroshek and Agnes Maroshek v. Richard Rankin; Christopher Rankin; Focus Profile, LLC, Focus Profile International Investments; Empyrean Diagnostics Ltd., Empyrean Diagnostics Inc, Daniel S. Bland, Garnell Bland, Pinnacle Diagnostics, Inc., formerly known as Empyrean USA, Inc., Renaissance Financial Securities Corporation, George Murphy; March H. Klee, C.F.A., American Fund Advisors, Inc., and The Renaissance Group, Ltd. This case is pending in the South Carolina Court of Common Pleas, Beaufort County, Case number 97-07-1448 and was filed on September 2, 1997. The case revolves around the plaintiffs' $250,000 investment in Focus Profile, LLC. Focus Profile, LLC subsequently purchased Pinnacle Diagnostics, Inc. stock in its own name. Plaintiff alleges a number of securities violations and misrepresentations with respect to that investment. Plaintiffs seek economic damages of $250,000 plus interest, as well as punitive damages. Plaintiff's counsel has agreed to a proposed Order of Dismissal which would, if adopted by the Court, terminate the proceedings against us. We have denied all allegations made against us in this litigation and intend to vigorously defend the action. We have requested summary judgment in this case.

                             EXECUTIVE COMPENSATION

     The following table is a summary of the compensation paid to our Chief Executive Officer and each executive officer who earned over $100,000 in total salary and bonus for each of our three most recently completed fiscal years.

SUMMARY COMPENSATION TABLE

                                                                           LONG TERM
                                                                         COMPENSATION
                                           ANNUAL COMPENSATION              AWARDS
                                           -------------------           ------------
                                                                        SECURITIES UNDER
                                                         OTHER ANNUAL       OPTIONS         ALL OTHER
NAME AND PRINCIPAL                              BONUS    COMPENSATION     GRANTED/SARS    COMPENSATION
    POSITION              YEAR     SALARY ($)    ($)         ($)          GRANTED (#)         ($)
------------------        ----     ----------   -----    ------------   ----------------  ------------
Stephen D. Hayter         1998    $ 186,923       0           0           1,400,000            0
  President and Chief     1997    $ 189,539       0           0             300,000            0
  Executive Officer       1996    $  60,000       0           0             600,000            0

Raymond E. Dean           1998    $ 135,000       0           0             700,000            0
  Secretary and Chief     1997    $  40,500       0           0             300,000            0
  Operations Officer(1)

----------
(1) Mr. Dean joined Empyrean in August, 1997 and therefore no compensation information for 1996 is provided.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

                  NUMBER OF    % OF TOTAL
                  SECURITIES   OPTIONS/SARS
                  UNDERLYING    GRANTED TO
                 OPTIONS/SARS  EMPLOYEES IN   EXERCISE OR BASE
     NAME         GRANTED #     FISCAL YEAR  PRICE ($/SECURITY)  EXPIRATION DATE
     ----         ----------   ------------  ------------------  ---------------
Stephen D. Hayter 1,400,000        62.5%          $ 0.95         April 28, 2001
Raymond E. Dean     700,000        31.3%          $ 0.95         April 28, 2001


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                    NUMBER OF
                               SECURITIES VALUE OF
                             UNDERLYING UNEXERCISED
                            UNEXERCISED IN-THE-MONEY
                                                OPTIONS/SARS AT  OPTIONS/SARS AT
                      SHARES                    FISCAL YEAR-END  FISCAL YEAR-END
                     ACQUIRED                     EXERCISABLE/    EXERCISABLE/
     NAME           ON EXERCISE  VALUE REALIZED  UNEXERCISABLE    UNEXERCISABLE
     ----           -----------  --------------  -------------    -------------
Stephen D. Hayter     25,000         $8,450       1,350,570/         $3,500/
                                                    854,372               0
Raymond E. Dean            0              0         747,719/              0/
                                                    427,186               0

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of July 8, 1999 information about the amount and nature of beneficial ownership of the common stock held by:

* Each person who we know is a beneficial owner of more than 5% of our outstanding common stock;

*    Each person who is a director or executive officer of Empyrean; and

*    All of our directors and executive officers as a group.


NAME AND ADDRESS OF                    AMOUNT AND NATURE OF         PERCENT OF
BENEFICIAL OWNER (1)                BENEFICIAL OWNERSHIP (2)(3)      CLASS (4)
--------------------                ---------------------------      ---------
Mike Cicak                                1,385,000(5)                  5.0%
Stephen D. Hayter                         1,557,305(6)                  5.6%
Raymond E. Dean                             749,719(7)                  2.7%
Dr. Andrew J. Fishleder                     163,000(8)                  *
Robert G.J. Burg II                         130,000(9)                  *
Directors and executive officers
  as a group (five persons)               3,985,024                    14.3%

----------
* less than 1%

(1) The business address of each person listed is c/o Empyrean Bioscience, Inc., 2238 West Lone Cactus Drive, Suite 200, Phoenix, Arizona 85027-2613.
(2) Beneficial ownership is determined in accordance with the rules of the SEC and includes generally voting powers and/or investment power with respect to securities. We believe that each individual named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by him, subject to community property laws, where applicable, except where otherwise noted.
(3) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Shares subject to unexercised options, warrants, rights or conversion privileges exercisable within 60 days of July 30, 1999 are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.
(4) Based on 27,926,659 common shares issued and outstanding as of July 30, 1999.
(5) Includes 100,000 vested options to purchase common stock and 480,000 warrants to purchase common stock.
(6) Includes 1,350,570 vested options to purchase common stock and 50,000 warrants to purchase common stock.
(7) Includes 747,719 options to purchase common stock.
(8) Includes 100,000 vested options to purchase common stock and 40,000 vested warrants to purchase common stock.
(9) Includes 100,000 vested options to purchase common stock.

     As of the date of this Joint Proxy Statement/Prospectus, to our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of Empyrean.

                        DESCRIPTION OF OUR CAPITAL STOCK

     The following is a summary description of our capital stock. For a more complete description of the rights and other terms of our capital stock, we direct you to our Articles of Incorporation and Bylaws.

COMMON STOCK

     Our authorized common stock consists of 100,000,000 shares of common stock without par value. The holders of common stock are entitled to dividends, pro rata, as and when declared by the Board of Directors, to one vote per share at a meeting of shareholders and, upon winding up or liquidation, to receive those of our assets that are distributable to the holders of the common stock upon winding up or liquidation. No common stock has been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking funds. Provisions as to the modification or variation of such rights or such provisions are contained in the Wyoming Business Corporation Act. As of July 30, 1999, there were 27,926,659 issued and outstanding shares of common stock.

PREFERRED STOCK

     Our authorized shares of Class "A" Preferred Stock consists of 100,000,000 shares with a par value of $10 per share. Our authorized Class "B" Preferred Stock consists of 100,000,000 shares with a par value of $50 per share. All Class "A" and Class "B" Preferred Stock rank equally within their respective classes as to dividends or return of capital on winding-up or otherwise. Neither Class "A" nor Class "B" Preferred Stock are entitled to vote at any general meeting of shareholders unless expressly provided as a special right. Our directors are authorized by our Articles to issue Class "A" and Class "B" Preferred Stock in one or more series each and to create and attach special rights and restrictions to a series of shares. In the event of the liquidation, dissolution or winding-up of Empyrean or any distribution of our assets for the purpose of winding-up our affairs, the holders of Class "A" and Class "B" Preferred Stock are entitled, unless otherwise provided in the special rights and restrictions attached to such shares, after the payment of unpaid dividends, to be paid pari passu the amount of capital paid up per share (or as otherwise provided by the special rights and restrictions attached thereto) from our assets in priority to the common stock. No shares of either Class "A" Preferred Stock or Class "B" Preferred Stock have been issued.

     There are no provisions in our Articles which would have an effect of delaying, deferring or preventing a change in control of Empyrean.

ESCROW SHARES

     An additional 710,000 shares of our common stock were issued and are held in escrow pursuant to the terms of an Escrow Agreement dated July 9, 1998 among Empyrean, Kaplan Gottbertter & Levenson, LLP and the purchasers of our convertible debentures.

WARRANTS

     Set forth below is a table showing the number of warrants currently outstanding to purchase our common stock, the exercise prices payable upon an election to exercise, and the term of each of these warrants:

     WARRANTS

ORIGINAL ISSUANCE        CURRENTLY
       DATE             OUTSTANDING     EXERCISE PRICE/SH     EXPIRATION
-----------------       -----------     -----------------     ----------

September 2, 1997         451,750           $0.83(1)          August 29, 1999
July 15, 1998 (2)         795,492           $0.9051(3)        July 9, 2001
January 25, 1999          250,000           $0.01             January 25, 2001
February 15, 1999(4)      320,000           $0.10             February 15, 2001
March 17, 1999          1,330,000           $0.60(5)          March 17, 2001
May 27, 1999              630,000           $0.60(6)          May 26, 2001
                        ---------
     Total              3,777,242
                        =========
----------
(1) The exercise price of the warrants is converted using a $0.66 per Canadian dollar exchange rate as of July 23, 1999.

(2) These warrants were issued to purchasers of debentures of Empyrean issued in a private placement on the same date.

(3) The exercise price per share of the warrants is $0.90510 from July 10, 1999 until July 9, 2000, and increases to $1.05595 from July 10, 2000 to July 9, 2001.

(4) These warrants were issued to purchasers of our promissory notes issued in a private placement on the same date.

(5) The exercise price per share of the warrants is $0.60 from the date of issue (March 17, 1999) to March 17, 2000, and increases to $0.75 per share from March 18, 2000 to March 17, 2001.

(6) The exercise price per share of the warrants is $0.60 from the date of issue (May 27, 1999) to May 26, 2000, and increases to $0.75 per share from May 27, 2000 to May 26, 2001.

1998 EMPYREAN DIAGNOSTICS, LTD. STOCK PLAN

     We believe the Plan is necessary to attract, compensate, and motivate our employees, officers, directors, and consultants. Under the Plan, we may grant incentive stock options and non-qualified stock options to our employees, officers, directors, and consultants. The Board administers the Plan. The Board determines eligibility, the types and sizes of options, the price and timing of options, and any vesting, including acceleration of vesting, of options.

     An aggregate of 6,000,000 shares of our common stock are available for grant under the Plan. The Board may terminate or amend the Plan to the extent shareholder approval is not required by law. Termination or amendment will not adversely affect options previously granted under the Plan.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent of our common stock is Jersey Transfer and Trust Company, 201 Bloomfield Avenue, P.O. Box 36, Verona New Jersey 07044.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the last two fiscal years we have entered into the following transactions with our directors, officers, holders of 5% or more of our common stock, or their affiliates:

STUART C. MCNEILL

     Mr. McNeill was our Secretary and a director from November 9, 1995 to November 20, 1998. We entered into an oral agreement with McNeill & Associates Financial Consultants, Inc. ("M&A") which is a private British Columbia company controlled by Mr. McNeill. M&A, pursuant to the agreement, provided us with accounting, office and administrative services. We paid M&A $120,534 in 1996 and $15,346 in 1997 for its services. The agreement was terminated on February 1, 1997.

DAVID TEWS

     Mr. Tews was one of our directors between January 27, 1997 and November 20, 1998. We entered into a Consulting Services Agreement with International Trade Group, Inc. ("ITC") which is a private company controlled by Mr. Tews. ITC, pursuant to the agreement, provides consulting services to us with respect to strategic planning and business development for a monthly fee of $6,000 and 250,000 stock options exercisable for three years at $0.83 per share. The agreement is for a term of three years starting June 16, 1998.

ANDREW POLLET

     Mr. Pollet was one of our directors between March 24, 1997 and November 20, 1998. Pollet Law, a law firm which Mr. Pollet founded and is the principal shareholder, has provided us with legal services. We paid Pollet Law $127,329, $93,975 and $126,775 in 1998, 1997 and 1996, respectively for legal services. Pollet Law continues to provide legal services.

INDEBTEDNESS OF MANAGEMENT AND OTHERS TO THE COMPANY

     In 1997 Mr. Stephen D. Hayter, our President, Chief Executive Officer, and a Director, delivered to us a promissory note in the original principal amount of $120,873 with interest at 8.5% per annum, as payment for the exercise of 200,000 stock options. The promissory note was paid in full during the first quarter of 1998.

                              PRICE OF COMMON STOCK

     Our common stock is publicly traded on the over-the-counter bulletin board under the ticker symbol "EMDG." The following table presents the high and low bid prices of the common stock.

                                         HIGH                   LOW
                                         ----                   ---
1999
First Quarter                            $1.03                 $0.35

1998
Fourth Quarter                           $1.00                 $0.30
Third Quarter                            $1.00                 $0.50
Second Quarter                           $1.50                 $0.59
First Quarter                            $0.94                 $0.44

1997
Fourth Quarter(1)                        $1.00                 $0.55

----------
(1) We began trading on the OTC bulletin board on December 16, 1997.

                                  LEGAL MATTERS

     The validity of the Empyrean Bioscience, Inc. shares to be issued in connection with the merger will be passed upon by Snell & Wilmer L.L.P.

                                     EXPERTS

     Grant Thornton LLP, independent auditors, have audited our consolidated financial statements as of and for the years ended December 31, 1997 and 1998, as set forth in their report thereon, which financial statements and report are included elsewhere in this Joint Proxy Statement/Prospectus. These consolidated financial statements are included in reliance on their report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 ( the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered by this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement because certain parts are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the offering described in this document, reference is made to the entire Registration Statement.

     We are not subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly are not obligated to file reports, proxy statements, information statements, and other information with the SEC in accordance with the Exchange Act. However, we intend to begin filing such reports after the effective date of this Joint Proxy Statement/Prospectus. The Registration Statement we have filed and any reports, proxy statements, information statements, and other information we later file with the SEC pursuant to the Exchange Act may be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System at the SEC's Internet web site (http://www.sec.gov).

                            EMPYREAN BIOSCIENCE, INC.
                  Consolidated Financial Statements And Report
                   of Independent Certified Public Accountants

                           December 31, 1997 and 1998


                                 C O N T E N T S

                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants..........................F-2

CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated Balance Sheet............................................F-3

      Consolidated Statements of Operations.................................F-4

      Consolidated Statement of Stockholders' Equity (Deficit)..............F-5

      Consolidated Statements of Cash Flows.................................F-6

      Notes to Consolidated Financial Statements............................F-7


                        Consolidated Financial Statements
                for the Three Month Period Ending March 31, 1999

      Consolidated Balance Sheet............................................F-14

      Consolidated Statements of Operations.................................F-15

      Consolidated Statements of Cash Flows.................................F-16

      Notes to Consolidated Financial Statements............................F-17

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Empyrean Bioscience, Inc.

      We have audited the accompanying consolidated balance sheet of Empyrean Bioscience, Inc., and its wholly-owned subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empyrean Bioscience, Inc., and subsidiary as of December 31, 1998, and the consolidated results of their operations and their cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that Empyrean Bioscience, Inc., will continue as a going concern. As shown in the financial statements, Empyrean Bioscience, Inc., incurred a net loss of $2,594,880 during the year ended December 31, 1998, and, as of that date Empyrean Bioscience, Inc. has a deficit in stockholders' equity of $124,908. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about Empyrean Bioscience, Inc.'s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


GRANT THORNTON LLP


San Francisco, California
February 11, 1999

                            EMPYREAN BIOSCIENCE, INC.

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1998


                                     ASSETS

CURRENT ASSETS

    Cash and cash equivalents .................................    $     62,793
    Prepaid expenses and deposits .............................         167,913
    Raw materials inventory ...................................          16,386
    Due from an employee ......................................           9,305
    Other .....................................................             306
                                                                   ------------
       Total current assets ...................................         256,703
EQUIPMENT AND IMPROVEMENTS ....................................          57,122
                                                                   ------------
                                                                   $    313,825
                                                                   ============

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

    Accounts payable and accrued liabilities ..................    $    438,733

COMMITMENTS AND CONTINGENCIES .................................              --

STOCKHOLDERS' DEFICIT

    Common stock, authorized 100,000,000 shares, without par
      value; 26,399,824 shares issued and outstanding .........      17,694,310
    Accumulated deficit .......................................     (17,819,218)
                                                                   ------------
                                                                       (124,908)
                                                                   ------------
                                                                   $    313,825
                                                                   ============

See accompanying notes to financial statements.

                            EMPYREAN BIOSCIENCE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             YEAR ENDED DECEMBER 31,

                                                       1997            1998
                                                   ------------    ------------

Net sales ......................................   $     13,018    $      9,815
Cost of sales ..................................          2,623           3,436
                                                   ------------    ------------
       Gross profit ............................         10,395           6,379

Selling, general and administrative expenses ...      1,875,020       2,360,536
Research and development expense ...............        137,349          31,425
Write-down of inventory ........................        458,800          28,516
Write-down of receivables ......................        105,000              --
                                                   ------------    ------------
                                                      2,576,169       2,420,477
                                                   ------------    ------------

       Loss from operations ....................     (2,565,774)     (2,414,098)

Other income (expense)
    Loss on disposal of fixed assets ...........        (30,693)       (209,972)
    Other, net .................................            921          29,190
                                                   ------------    ------------
                                                        (29,772)       (180,782)

       NET LOSS $ ..............................     (2,595,546)   $ (2,594,880)
                                                   ============    ============

BASIC AND DILUTED LOSS PER SHARE ...............   $       (.14)   $       (.11)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING ..     18,213,790      22,883,937
                                                   ============    ============

See accompanying notes to financial statements.

                            EMPYREAN BIOSCIENCE, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                     YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                    Common Stock
                                               ----------------------      Paid-in     Accumulated
                                                 Shares        Amount      Capital       Deficit         Total
                                                 ------        ------      -------     -----------       -----

Balances, January 1, 1997 .................... 15,712,580   $12,633,185   $ 368,004    $(12,628,729)   $   372,397

   Common stock issued for cash ..............  1,542,889       549,329          --              --        549,329
   Common stock issued for subscription ......  1,008,773       368,004    (368,004)             --             --
   Stock option exercised by directors .......    584,155       205,162          --              --        205,162
   Stock option exercised by contractors .....    120,139        49,594          --              --         49,594
   Stock option exercised for notes receivable    215,845       120,873          --              --        120,873
   Warrant exercised by directors ............    251,766       125,511          --              --        125,511
   Warrant exercised by investors ............  1,410,081     1,011,255          --              --      1,011,255
   Common stock issued for debt ..............    260,728       262,237          --              --        262,237
   Common stock issued for finder's fee ......     25,000        28,878          --              --         28,878
   Common stock issued for license rights ....     95,000        75,492          --              --         75,492
   Net loss ..................................         --            --          --      (2,595,546)    (2,595,546)
                                               ----------   -----------   ---------    ------------    -----------

Balances, December 31, 1997 .................. 21,226,956    15,429,520          --     (15,224,338)       205,182

   Common stock issued for cash ..............  2,680,322     1,078,000          --              --      1,078,000
   Stock options exercised by directors ......    125,000        57,766          --              --         57,766
   Stock options exercised by others .........      7,500         4,178          --              --          4,178
   Warrants exercised by directors ...........    186,370        84,955          --              --         84,955
   Warrants exercised by investors ...........  1,480,506       578,140          --              --        578,140
   Common stock issued for debt ..............    197,247       124,265          --              --        124,265
   Common stock issued for expenses ..........    170,923       114,236          --              --        114,236
   Common stock issued for license rights ....    325,000       223,250          --              --        223,250
   Net loss ..................................         --            --          --      (2,594,880)    (2,594,880)
                                               ----------   -----------   ---------    ------------    -----------

Balances, December 31, 1998 .................. 26,399,824   $17,694,310   $      --    $(17,819,218)   $  (124,908)
                                               ==========   ===========   =========    ============    ===========

See accompanying notes to financial statements.

                            EMPYREAN BIOSCIENCE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             YEAR ENDED DECEMBER 31,

                                                                    1997           1998
                                                                 -----------    -----------
Cash flows from operating activities
    Net loss .................................................   $(2,595,546)   $(2,594,880)
    Adjustments to reconcile net loss to net cash used in
      operating activities
       Depreciation ..........................................        90,120         80,132
       Loss on write-downs and adjustments ...................       610,795        212,804
       Issuance of common stock for expenses .................            --        337,486
       Changes in operating assets and liabilities
          Prepaid expenses and deposits ......................       (14,899)      (153,014)
          Inventory ..........................................       (56,511)        31,425
          Accounts payable and accrued liabilities ...........       (71,971)       297,106
          Deposits ...........................................       149,985             --
                                                                 -----------    -----------
          Net cash used by operating activities ..............    (1,888,027)    (1,820,366)

Cash flows from investing activities
    Payments on note receivable ..............................        70,112         50,761
    Proceeds from sale of capital assets .....................            --          3,320
    Purchase of capital assets ...............................       (66,244)       (40,644)
    Proceeds from (advances to) employee and other receivables       (12,672)        19,386
                                                                 -----------    -----------
          Net cash provided by (used in) investing activities         (8,804)        32,823

Cash flows from financing activities
    Proceeds from issuance of common stock ...................     1,940,851      1,803,039
                                                                 -----------    -----------

       NET INCREASE IN CASH AND CASH EQUIVALENTS .............        44,020         15,497

Cash and cash equivalents at beginning of year ...............         3,276         47,296
                                                                 -----------    -----------

Cash and cash equivalents at end of year .....................   $    47,296    $    62,793
                                                                 ===========    ===========

Noncash financing and investing activities
    Issuance of common shares for debt and other costs .......   $   366,607    $   124,265
    Issuance of common shares to director for note receivable    $   120,873    $        --

See accompanying notes to financial statements.

                            EMPYREAN BIOSCIENCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Empyrean Bioscience, Inc. (the "Company"), previously known as Empyrean Diagnostics Ltd., was originally a Canadian entity, which in 1995 was a fully operational organization. The Company became a Wyoming corporation during 1997. The Company through its subsidiary distributes and markets products designed to prevent and diagnose diseases. The Company is identifying strategic corporate partners to both fund and distribute the PrevenTx Hand Sanitizer and Antiseptic Skin Protectant and Vaginal Contraceptive Gel in the United States.

   The Company's summary of significant accounting policies applied in the preparation of these financial statements follows:

   *  PRINCIPLES OF CONSOLIDATION

      The consolidated  financial statements include the accounts of the Company
      and  its   wholly-owned   subsidiary.   All   intercompany   accounts  and
      transactions are eliminated in consolidation.

   *  FOREIGN CURRENCY TRANSACTIONS

      Gains and losses that arise from changes in foreign currency exchange rates are recognized in income in the period they occur.

   *  CASH EQUIVALENTS

      The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

   *  RAW MATERIALS INVENTORY

      Raw materials are recorded at the lower of cost (average cost) or market.

   *  EQUIPMENT AND IMPROVEMENTS

      Equipment and improvements are recorded at cost. Depreciation is provided from the dates the assets are placed in service on a declining balance basis at the following rates:

         Lab and manufacturing equipment      -  25% declining balance
         Office equipment and furniture       -  20% declining balance
         Leasehold improvements               -  lesser of 5 years or the term
                                                 of the lease

   *  REVENUE RECOGNITION

      The Company recognizes revenues when the right of return no longer exists. This policy has been adopted due to the nature of the terms associated with sales.

   *  ADVERTISING

      The Company recognizes advertising expenses as they are incurred.

                            EMPYREAN BIOSCIENCE, INC.

                           DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   *  INCOME TAXES

      The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

   *  EARNINGS (LOSS) PER SHARE

      Loss per share has been calculated using the weighted average number of shares outstanding. The effect of options, warrants and contingent share issuances are excluded from the calculation when the effects are anti-dilutive.

   *  USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   *  FAIR VALUE OF FINANCIAL INSTRUMENTS

      Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. These assets and liabilities consist of, based on the short-term nature of such instruments, cash, cash equivalents and payables. The balance sheet carrying amounts of these instruments approximate the estimated fair values.

NOTE 2 - GOING CONCERN

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years and has a deficit in stockholders' equity.

   In view of the matter described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

   Management has taken the following steps to revise its operating and financial requirements which it believes are sufficient to continue in existence. The Company has assessed its position in the marketplace as a manufacturer/distributor, and has redirected its efforts to promotion of and finding distributors for its line of contraceptive gels and antiseptic lotions.

NOTE 3 - PREPAID EXPENSES AND DEPOSITS

   During 1998 the Company placed an order with a manufacturer for approximately $424,000. As of December 31, 1998, the Company had advanced the manufacturer $150,000 on the order. The terms of the prepaid purchase was freight on board shipping point. As of December 31, 1998, no goods had been shipped by the manufacturer.

                            EMPYREAN BIOSCIENCE, INC.

                           DECEMBER 31, 1998 AND 1997


NOTE 4 - EQUIPMENT AND IMPROVEMENTS

   Equipment and improvements are comprised of the following:

     Furniture and office equipment............................     $107,376
     Leasehold improvements....................................        9,455
                                                                    --------
                                                                     116,831
     Accumulated depreciation..................................      (59,709)
                                                                    --------
                                                                    $ 57,122
NOTE 5 - STOCKHOLDERS' EQUITY

   The Company's authorized preferred stock consists of 100,000,000 shares of Class "A" with a par value of $10 and 100,000,000 shares of Class "B" with a par value of $50. As of December 31, 1998, no preferred stock is issued or outstanding.

   The 1997 Stock Option Plan, which is accounted for under APB Opinion No. 25 and related interpretations, provides that up to 6,000,000 stock options may be granted to employees, board members and persons providing services to the Company. The stock options may be exercised at the rate of 25% semi-annually, on a cumulative basis during a vesting period of two years and generally expire three years after the grant date. The stock options are exercisable during involvement with the Company and up to thirty days after involvement has ceased, if the Board of Directors so approve. The options are exercisable at not less than the market value of the Company's stock on the date of the grant. Accordingly, no compensation cost has been recognized for grants from the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below.

                                                         1997          1998
                                                     -----------    -----------
     Net loss
       As reported.................................  $(2,595,546)   $(2,594,880)
       Pro forma...................................   (3,166,866)    (3,379,705)

     Loss per share
       As reported.................................         (.14)          (.11)
       Pro forma...................................         (.17)          (.15)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions: dividend yield of 0%; a risk-free interest rate of 6%, expected lives of 2 years; and volatility of 96%.

                            EMPYREAN BIOSCIENCE, INC.

                           DECEMBER 31, 1998 AND 1997

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

   A summary of the status of the Company's stock options as of December 31, 1997 and 1998, and changes during the years ending on those dates is presented below.

                                              1997                 1998
                                      --------------------  --------------------
                                                  Weighted              Weighted
                                                  Average               Average
                                                  Exercise              Exercise
                                       Shares      Price     Shares      Price
                                       ------      -----     ------      -----

   Outstanding at beginning of year.. 1,055,139    $ .41    2,390,000    $ .64
      Granted........................ 2,255,000      .68    2,490,000      .79
      Exercised......................  (920,139)     .41     (132,500)     .47
      Expired........................        --       --     (212,500)     .55
                                      ---------             ---------

   Outstanding at end of year........ 2,390,000      .64    4,535,000      .73
                                      =========             =========

   Weighted-average fair value of
     options granted during the year               $ .44                 $ .54

   The following table summarizes information concerning options outstanding at December 31, 1998:

               Options Outstanding                        Options Exercisable
   ------------------------------------------------      --------------------
                                Weighted
                                 Average     Weighted                Weighted
                                Remaining     Average                 Average
   Exercise        Number      Contractual   Exercise      Stock     Exercise
     Price       Outstanding      Life         Price      Options      Price
     -----       -----------      ----         -----      -------      -----

   $.38 - .40       635,000        1.9       $  .39        635,000    $ .39
    .55 - .67     1,010,000        1.8          .57        480,000      .57
    .80 - .95     2,890,000        2.0          .95        760,000      .95
                  ---------                              ---------
                  4,535,000                     .73      1,875,000      .66
                  =========                              =========

                            EMPYREAN BIOSCIENCE, INC.

                           DECEMBER 31, 1998 AND 1997

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

   The Company generally issues one warrant for the purchase of one share of common stock with each share of common stock that it issues. The following table summarizes the status of warrants at December 31, 1997 and 1998 and for the years then ended.

                                              1997                 1998
                                      --------------------  --------------------
                                                  Weighted              Weighted
                                                   Average               Average
                                                  Exercise              Exercise
                                      Warrants      Price   Warrants      Price
                                      --------      -----   --------      -----

   Outstanding at beginning of year..  2,670,500   $  .72    2,636,645   $ .46
      Issued.........................  2,551,662      .48    1,045,492     .57
      Exercised...................... (1,661,847)     .62   (1,666,876)    .40
      Expired........................   (923,670)    1.02           --      --
                                      ----------            ----------

   Outstanding at end of year........  2,636,645      .46    2,015,261     .57
                                      ==========            ==========

NOTE 6 - INCOME TAXES

   Deferred tax assets consist of the following at December 31, 1998:

     Net operating loss carryover...........................  $ 5,615,000
     Other..................................................       17,000
     Intangible asset - tax basis ..........................    1,094,000
                                                              -----------
                                                                6,726,000
                                                              -----------
     Less valuation allowance...............................   (6,726,000)
                                                              -----------
                                                              $        --
                                                              ===========

   The change in the valuation allowance was $1,092,000 in both 1997 and 1998.

   Cumulative  net operating  losses of  approximately  $14,589,000  in 1998 are
   being  carried  forward  for  Federal  tax  return  purposes.   The  earliest
   carryforwards begin to expire in 2007.

                            EMPYREAN BIOSCIENCE, INC.

                           DECEMBER 31, 1998 AND 1997

NOTE 6 - INCOME TAXES (CONTINUED)

   The following is a reconciliation between the federal statutory rate and the effective rate used for the Company's income tax benefit.

                                                          1997         1998
                                                      -----------   ----------
   Loss before income tax benefit...................  $ 2,595,546   $ 2,594,880
                                                      ===========   ===========

   Tax benefit at statutory federal income
     tax rate (34%).................................  $   882,000   $   882,000
   State franchise tax benefit......................      210,000       210,000
   Change in valuation allowance....................   (1,092,000)   (1,092,000)
                                                      -----------   -----------
                                                      $        --   $        --
                                                      ===========   ===========

NOTE 7 - RELATED PARTY TRANSACTIONS

   Included in expenses are the following amounts paid to directors or companies controlled by directors:

                                                           1997         1998
                                                        ---------    ---------
   Salaries and benefits..............................  $ 189,539    $ 186,923
   Consulting fees....................................     15,346           --
   Legal fees.........................................     93,975      127,329
                                                        ---------    ---------
                                                        $ 298,860    $ 314,252
                                                        =========    =========

NOTE 8 - COMMITMENTS AND CONTINGENCIES

   The Company conducts its business primarily in leased facilities. One of the leases was a net lease which required the payment of such costs as property taxes, additional rent, common area maintenance, and other operating costs. This lease was terminated October 1, 1998. On March 26, 1998, the Company entered into a commercial lease for 4,343 square feet in Phoenix, Arizona. This lease ends on March 31, 2001.

   The Company is a co-signer on leased office space in Vancouver, B.C., occupied by a director. All payments associated with this lease are paid directly to the landlord by the director.

   The schedule of minimum future rental payments and future sublease income follows:

                                                          Future
                                                         Minimum        Future
   Year ending                                            Rental       Sublease
   December 31                                           Payments       Income
   -----------                                           ---------     --------
     1999     .......................................    $  65,606     $ 25,778
     2000     .......................................       65,606       25,778
     2001     .......................................       10,032           --
                                                         ---------     --------
                                                         $ 141,244     $ 51,556
                                                         =========     ========

   Total rent expense, net of sublease income received, was $91,912 and $57,894 for the years ended December 31, 1997 and 1998, respectively.

                            EMPYREAN BIOSCIENCE, INC.

                           DECEMBER 31, 1998 AND 1997

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

     The Company entered into an agreement on April 29, 1997, and subsequently amended in February 1998 with Geda International Marketing Co. Ltd. ("Geda"), whereby the Company obtained the marketing and distribution rights to Geda's products worldwide with the exception of the territories of Hong Kong and Taiwan and the countries of Canada, Africa, Mexico, the Dominican Republic and, as to the sale of the Geda Lotion only, the United States. Geda manufactures a microbicide lotion for use with medical gloves, as well as other uses, for stopping the transmission of all communicable diseases through bodily contact. As consideration, the Company paid to Geda the aggregate sum of $200,000 in 1997 for these rights. For the period of April 29, 1997 through April 29, 2007, the Company is required to pay the greater of 2% of net sales or $1.35 per liter manufactured of the Geda products. The Company is required to pay guaranteed minimum amounts comprised of all license fees, royalties and joint venture royalties, as follows.

                                                                    Future
                                                                    Minimum
   Year ending                                                    Guaranteed
   December 31,                                                    Payments
   ------------                                                  ------------

      1999.....................................................  $    490,000
      2000.....................................................       735,000
      2001.....................................................       915,000
      2002.....................................................     1,215,000
      2003.....................................................     1,458,000
      Thereafter...............................................     9,334,000
                                                                 ------------
                                                                 $ 14,147,000
                                                                 ============

   The lotion licensed from Geda is used in a number of products, including PrevenTx Vaginal Contraceptive Gel, PrevenTx Hand Sanitizer and Antiseptic Skin Protectant, and PrevenTx Antiseptic Surface Spray. The Company has been contacted by a third party claiming that Geda granted a prior license in the lotion to the third party. The Company has been advised by Geda that Geda has filed suit against the third party seeking a declaratory judgement to the effect that the third party has no rights to the lotion. The Company has not been named in this litigation. Although Geda has represented that it has the exclusive right and authority to license the formula to the Company, and has agreed to pay any legal fees incurred by the Company arising out of the Company's investigation and any defense of this matter, there can be no assurance as to the outcome of this matter or that it will not materially or adversely impact the Company.

   The Company is a defendant in lawsuits where the plaintiffs are seeking a total of approximately $800,000 plus punitive damages. In the opinion of management, based upon advice of counsel, it is not currently feasible to predict or determine the outcome of these proceedings.

                            EMPYREAN BIOSCIENCE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    March 31,      December 31,
                                                      1999             1998
                                                   ------------    ------------
                                                   (unaudited)
ASSETS
Current Assets:
   Cash and cash equivalents ...................   $     81,104    $     62,793
   Accounts receivable .........................         49,697              --
   Prepaid expenses and deposits ...............        115,471         167,913
   Inventory ...................................        249,798          16,386
   Other assets ................................          8,855           9,611
                                                   ------------    ------------

     Total current assets ......................        504,925         256,703

Equipment and improvements .....................         55,837          57,122
                                                   ------------    ------------

     Total assets ..............................   $    560,762    $    313,825
                                                   ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable and accrued liabilities ....   $    553,555    $    438,733
   Short-term note payable .....................        712,568              --
                                                   ------------    ------------

     Total current liabilities .................      1,266,123         438,733

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock,  authorized  100,000,000 shares,
  without par value; issued and outstanding
  (1999: 26,926,874; 1998: 26,399,824) .........     18,774,349      17,694,310
Accumulated deficit ............................    (19,479,710)    (17,819,218)
                                                   ------------    ------------

     Total stockholders' deficit ...............       (705,361)       (124,908)
                                                   ------------    ------------

     Total liabilities and shareholders' deficit   $    560,762    $    313,825
                                                   ============    ============

See accompanying notes to financial statements.

                            EMPYREAN BIOSCIENCE, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)


                                                        Three months ended
                                                    ---------------------------
                                                      March 31,      March 31,
                                                        1999           1998
                                                    ------------   ------------

Net revenues .....................................  $     52,510   $         --
Cost of sales ....................................        17,023             --
                                                    ------------   ------------

     Gross profit ................................        35,487             --

Selling, general and administrative ..............     1,653,600        492,662
Research and development .........................         5,000          1,980
                                                    ------------   ------------
                                                       1,658,600        494,642
                                                    ------------   ------------

     Operating loss ..............................    (1,623,113)      (494,642)

Other income (expenses)
    Other, net ...................................        (4,267)         3,794
    Interest expense .............................       (33,325)            --
    Interest income ..............................           213            151
                                                    ------------   ------------
                                                         (37,379)         3,945
                                                    ------------   ------------

     Net loss ....................................  $ (1,660,492)  $   (490,697)
                                                    ============   ============

     Loss per share ..............................  $      (0.06)  $      (0.03)
                                                    ============   ============

     Weighted average number of shares outstanding
       used in computing per share information ...    26,812,156     18,736,133
                                                    ============   ============

See accompanying notes to financial statements.

                            EMPYREAN BIOSCIENCE, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                          Three months ended
                                                       ------------------------
                                                        March 31,     March 31,
                                                           1999          1998
                                                       -----------    ---------

Cash flows from operating activities:
    Net cash used by operating activities ..........   $  (991,707)   $(326,828)

Cash flows from investing activities:
    Payments on note receivable ....................            --       50,761
    Purchase of capital assets .....................        (1,715)     (10,801)
                                                       -----------    ---------

      Net cash provided (used) by investing
        activities .................................        (1,715)      39,960

Cash flows from financing activities:
    Issuance of common stock .......................       211,733      242,437
    Short-term note payable proceeds ...............       800,000           --
                                                       -----------    ---------

      Net cash provided by financing activities ....     1,011,733      242,437
                                                       -----------    ---------

      Net increase (decrease) in cash and cash
        equivalents ................................        18,311      (44,431)

Cash and cash equivalents at beginning of period ...        62,793       47,296
                                                       -----------    ---------

Cash and cash equivalents at end of period .........   $    81,104    $   2,865
                                                       ===========    =========

See accompanying notes to financial statements.

                            EMPYREAN BIOSCIENCE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

   The financial information included herein for the quarterly periods ended March 31, 1999 and 1998, and the financial information as of March 31, 1999, is unaudited; however, such information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. The interim financial statements and the notes thereto should be read in conjunction with the annual audited financial statements as of December 31, 1998. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

   The accompanying condensed consolidated financial statements include Empyrean Bioscience, Inc., and its wholly-owned subsidiary, Empyrean Diagnostics, Inc. ("EDI"). All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 2 - INVENTORIES

   Inventories consist of the following:
                                                       March 31,  December 31,
                                                         1999        1998
                                                      ---------   ------------
   Diagnostic Kits-Raw Materials...................   $      --     $ 16,386
   Preventx-Finished Goods.........................     249,798           --
                                                      ---------     --------
                                                      $ 249,798     $ 16,386
                                                      =========     ========
NOTE 3 - SHORT-TERM NOTES PAYABLE

   In February 1999, the Company entered into promissory note agreements in the aggregate amount of $800,000 with various investors. The promissory notes are due and payable six months from the loan date and have a fixed interest rate of 10%, payable monthly. The Company also issued 320,000 warrants to the promissory note holders, exercisable for two years expiring February 15, 2001, at an exercise price of $0.10. The fair value of the warrants was estimated on the date of grant using the Black-Scholes options princing model to be $116,576. As of March 31, 1999, the unamortized fair value of the warrants was $87,432. The fair value of the warrants is being amortized as interest expense over the life of the promissory notes.

NOTE 4 - LEGAL PROCEEDINGS

   The lotion licensed from Geda is used in a number of products, including PrevenTx Vaginal Contraceptive Gel and PrevenTx Hand Sanitizer and Antiseptic Skin Protectant. The Company has been contacted by a third party claiming that Geda granted a prior license in the lotion to the third party. The Company has been advised by Geda that Geda has filed suit against the third party seeking a declaratory judgement to the effect that the third party has no rights to the lotion. Although Geda has represented that it is has the exclusive right and authority to license the formula to the Company, and has agreed to pay any legal fees incurred by the Company arising out of the Company's investigation and any defense of this matter, there can be no assurance as to the outcome of this matter or that it will not materially or adversely impact the Company.

   The Company is a defendant in lawsuits where the plaintiffs are seeking a total of approximately $800,000 plus punitive damages from all the named parties in the suits. In the opinion of management, based on the advice of counsel, it is not currently feasible to predict or determine the outcome of these proceedings.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Each   director  or  former   director   and  their   heirs  and   personal
representatives are indemnified by Empyrean against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of Empyrean.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

2.1 Agreement and Plan of Merger, dated as of ___________, 1999, between Empyrean Bioscience, Inc. and Empyrean Bioscience, Inc. (Included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference.)*

3.1(a)   Articles of Incorporation of Empyrean Nevada.*

3.1(b)   Articles of Incorporation and Bylaws of Empyrean Wyoming.

3.2      Bylaws of Empyrean Nevada.*

4.2(a) Form of "Series H" Warrant Agreement and Specimen of Warrant between Empyrean and the Purchasers thereof.

4.2(b) Form of Warrant Agreement and Specimen of Warrant between Empyrean and the Purchasers thereof.*

4.3(c) Form of Debenture and Debenture Agreement dated July 15, 1998 between Empyrean and the Purchasers thereof.

4.3(d) Form of "Series J" Warrant Agreement and Specimen of Warrant dated January 25, 1999 between Empyrean and the Purchasers thereof.*

4.3(e) Form of Warrant Agreement and Specimen of Warrant between Empyrean and the Purchasers thereof.

4.3(f) Form of Promissory Note between Empyrean and the Purchasers thereof. 4.3(g) Form of "Series K" Warrant Agreement and Specimen of Warrant dated March 17, 1999 between Empyrean and the Purchasers thereof.

4.3(h) Form of "Series L" Warrant Agreement and Specimen of Warrant between Empyrean and the Purchasers thereof.

5.1 Opinion of Snell & Wilmer L.L.P. as to the legality of the Empyrean common stock being registered hereby.*

10.1 License Agreement dated as of February 21, 1998 between Empyrean and Geda International Marketing Co., Ltd.

10.2 Sub-license Agreement dated as of July 20, 1998 between Empyrean and Prevent-X, Inc.

10.3     Agreement  and  Assignment  of   Distribution   Rights,   between  GEDA
         International Marketing Co., Ltd., Farida Darbar, Empyrean Diagnostics Inc., and Empyrean Diagnostics, Ltd., dated August 31, 1998

10.4(a)  Stock Option Plan and Form of Stock Option Agreement

10.5 Real Property Lease dated February 20, 1998 between Empyrean and Remcon II, LLC.

21.1     Subsidiaries of Empyrean

23.1     Consent of Grant Thornton LLP

23.2 Consent of Snell & Wilmer L.L.P. (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference.)*

27.1     Financial Data Schedule*

99.1     Form of Proxy*

----------
* To be filed by amendment.

ITEM 22. UNDERTAKINGS.

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(5) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, State of Arizona, on July 30, 1999.

                                           Empyrean Bioscience, Inc..

                                           By /s/ Stephen D. Hayter
                                              ----------------------------------
                                           Stephen D. Hayter
                                           Director
                                           President and Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                        Title                        Date
        ---------                        -----                        ----

/s/ Stephen D. Hayter           Director, President, Chief         July 30, 1999
----------------------------    Executive Officer (Principal
Stephen D. Hayter               Financial Officer and Principal
                                Accounting Officer)


/s/ Raymond E. Dean             Director and                       July 30, 1999
----------------------------    Chief Operations Officer
Raymond E. Dean


/s/ Dr. Andrew J. Fishleder     Director                           July 30, 1999
----------------------------
Dr. Andrew J. Fishleder


/s/ Robert G. J. Burg II        Director                           July 30, 1999
----------------------------
Robert G.J. Burg II


/s/ Michael Cicak               Director                           July 30, 1999
----------------------------
Michael Cicak

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